cordero
ENERGY INC

2400 Bow Valley Square 3
255 - 5 Avenue S.W.
Calgary AB Canada T2P 3G6
Tel. (403) 265-7006
Fax: (403) 265-7050
Toll Free 1-888-266-6608

07023506

May 3, 2007

VIA FEDEX Express - overnight courier

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549 USA

Attention: **Filing Desk**

Re: **Cordero Energy Inc. (the "Company")**
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34983

SUPPL

Dear Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's:

1. Press Release: "Cordero Energy Reports First Quarter 2007 Results".
2. First Quarter 2007 Financial Statements.
3. First Quarter 2007 Management's Discussion and Analysis.
4. Certification of Interim Filings – Form 52-109F2 - CEO.
5. Certification of Interim Filings – Form 52-109F2 - CFO.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Kelly L. Janzen
Office & Human Resource Manager

Enclosure
cc: Daniel M. Miller, Dorsey & Whitney LLP

FILE No: 82-34983

Form 52-109F2

Certification of Interim Filings

I, David Elgie, President and Chief Executive Officer of Cordero Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cordero Energy Inc. (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 2, 2007

"signed"
David Elgie
President and Chief Executive Officer

FILE NO: 82-34983

Form 52-109F2

Certification of Interim Filings

I, Dean Setoguchi, Vice President and Chief Financial Officer of Cordero Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Cordero Energy Inc. (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 2, 2007

"signed"
C. Dean Setoguchi
Vice President and Chief Financial Officer


cordero
ENERGY INC
2007 first quarter report

FILE NO: 82-39483

Cordero Energy Reports First Quarter 2007 Results

CALGARY, ALBERTA--(CCN Matthews – May 3, 2006) - Cordero Energy Inc. ("Cordero" or the "Company") is pleased to report first quarter, 2007 results and an update on ongoing operations.

Highlights

- Average production increased to 3,467 boe/d, representing a 19% increase over the first quarter of 2006. Current production is approximately 3,800 boe/d
- Funds flow from operations was $9.5 million ($0.27 per share diluted), a 27% improvement over the $7.5 million ($0.23 per share diluted) reported in the first quarter of 2006.
- In April, the Company closed a $9.1 million asset acquisition in the Buffalo Lake area, adding 200 boe/d of net natural gas production, 0.84 MMboe of net proven plus probable reserves and 25.5 net sections of land.
- The Buffalo Lake acquisition, combined with other land purchases in the area, has expanded the Company's development drilling inventory to over 150 wells.
- Net undeveloped land holdings doubled from 62,000 acres in the first quarter of 2006 to 122,000 acres in the first quarter of 2007.
- Cordero is currently drilling a 20-well spring program at Buffalo Lake. Once complete, it is expected that this program will add 500-600 boe/d of stabilized production capability in the area.
- The Company's credit facility was expanded to $70 million, increasing total credit capacity to $73.5 million including capital leases. Net debt at March 31, 2007 was $38.1 million.
- The executive team has been strengthened with the addition of Thomas Zavesiczky as Vice President Exploration and the promotion of Neil Wilson to Vice President Engineering.

	Three Months Ended March 31	
	2007	**2006**
FINANCIAL		
Gross oil and natural gas revenue ($000s)	**14,166**	11,874
Funds flow from operations[(1)] ($000s)	**9,539**	7,498
Per share basic ($)	**0.28**	0.25
Per share diluted ($)	**0.27**	0.23
Net earnings ($000s)	**2,029**	1,924
Per share basic ($)	**0.06**	0.06
Per share diluted ($)	**0.06**	0.06
Net capital expenditures ($000s)	**15,977**	32,659
Net debt and working capital[(2)] deficiency ($000s)	**38,086**	29,296
Shares outstanding (000s)		
At period end	**33,861**	29,725
Weighted average during period, basic	**33,831**	29,725
Weighted average during period, diluted	**35,779**	32,209
OPERATING		
Production		
Natural gas (MMcf/d)	**20.1**	16.8
Oil and natural gas liquids (bbls/d)	**120**	130
Oil equivalent (boe/d) (6:1)	**3,467**	2,923
Average wellhead prices		
Natural gas ($/Mcf)	**7.46**	7.37
Oil and natural gas liquids ($/bbl)	**63.04**	65.30
Oil equivalent ($/boe) (6:1)	**45.40**	45.14
Operating expenses ($/boe) (6:1)	**4.14**	3.80
Wells drilled (gross/net)		
Natural gas	**9/9.0**	24/21.2
Oil	**-**	2/2.0
Dry	**3/3.0**	3/3.0
Total	**12/12.0**	29/26.2
Net success rate (%)	**75**	89
Undeveloped land holdings (000s)		
Gross acres	**131**	72
Net acres	**122**	62
Average working interest (%)	**94**	87

(1) Funds flow from operations represents earnings before depletion, depreciation, accretion, stock-based compensation and future income taxes and does not have a standardized meaning prescribed by Canadian GAAP and therefore is unlikely to be comparable to similar measures presented by other companies.

(2) Net debt and working capital represents current assets less current liabilities, debt and capital lease obligations. It does not have a standardized meaning prescribed by Canadian GAAP and therefore is unlikely to be comparable to similar measures presented by other companies.

President's Message

I am pleased to report on Cordero's first quarter results and to provide an update on corporate and operational activities.

During the quarter, natural gas prices stabilized in the $7.00/Mcf range, trading liquidity in the junior energy sector improved and there was a noticeable slowdown in oilfield service activity. The slowdown has resulted in lower service rates and improved performance. The Company has initiated a focused review of operational procedures and costs as a means of improving capital efficiency for 2007.

On March 9, the Company strengthened its executive team with two appointments: Thomas Zavesiczky joined Cordero and assumed the role of Vice President of Exploration and Neil Wilson was promoted from Manager of Exploitation to Vice-President of Engineering. Both gentlemen bring a wealth of exploration and development experience to Cordero.

On April 12, the Company closed a $9.1 million asset acquisition in the Buffalo Lake area. The acquisition was an excellent strategic fit with the Company's existing land holdings south of Buffalo Lake and will be a platform for future expansion in this area. The acquisition included 200 boe/d of net natural gas production and 32.3 (25.5 net) sections of land. The lands are prospective for Horseshoe Canyon Coal Bed Methane (CBM) and other productive horizons. Sproule Associates Ltd. has provided an independent assessment of the proven plus probable reserves at 0.84 million barrels of oil equivalent.

The acquisition, combined with other recent crown land purchases in the area, has expanded Cordero's development drilling inventory to over 150 wells in the Malmo and Buffalo Lake region.

In a separate transaction, Cordero sold 1.3 sections of exploration land in B.C. to a third party for net proceeds of $1.0 million. There were no assessed reserves or production associated with the disposition and the Company had no definitive plans for the lands.

Financial Results

Cordero reported funds flow(1) of $9.5 million ($0.27/share diluted), a 27% improvement over the $7.5 million ($0.23/share diluted) reported during the first quarter of 2006 and a 23% improvement over the $7.8 million ($0.22/share diluted) generated in the fourth quarter of 2006. The increase over the previous quarter resulted primarily from increased sales volumes of 10% and improving natural gas prices. The average wellhead price for the first quarter was $7.46/Mcf versus $6.58/Mcf for the fourth quarter of 2006.

Capital expenditures for the quarter were $16.0 million, which included completion and tie in costs associated with wells drilled during 2006, a 12.0 net well drilling program and facilities at Buffalo Lake. Of the 12 wells drilled, eight were gas wells at Buffalo Lake, one exploration well was cased for natural gas and three were dry and abandoned resulting in an overall success rate of 75%.

Cordero is currently forecasting its capital expenditures to be at the high end of its $50-55 million guidance for the year including the recently announced acquisition. The Company will evaluate whether to expand its capital budget later in the year.

As a result of Cordero's significant reserves growth in 2006, CIBC has expanded the Company's credit facility to $70 million, increasing total debt capacity to $73.5 million including capital leases. Net debt at the end of the quarter was $38.1 million leaving ample credit availability for expanded opportunities.

Cordero secured a portion of its cash flow during the summer by entering into fixed price contracts on 7,000 GJ/d of natural gas from March through to June, and costless collars for the same volume from July through to October. Full details are disclosed in the notes to the consolidated financial statements.

(1) See Management's Discussion and Analysis for calculation and further information on this measure.

Production and Operations Update

Production averaged 3,467 boe/d for the quarter with the completion of the first phase of the Buffalo Lake facilities project.

Malmo, Alberta

Cordero has recently commissioned and started up the second phase of a major facilities project which was initiated last year to tie-in the majority of wells drilled during 2006 at Buffalo Lake. This project is part of a much larger plan in the Buffalo Lake area. Cordero is currently drilling the eleventh well of a planned twenty well spring program with a slant rig. As part of this program, the Company has successfully completed a five-well pad-drilling project which included four extended-reach wells and one shorter 45 degree slant well. Two of the extended-reach wells were drilled to a total length of 1,950 meters with a total horizontal reach of 1,860 meters. It was an exciting result for the Company as it not only provided further assurance that the reserves under Buffalo Lake can be accessed through this style of drilling, but that the costs can be managed to ensure these types of programs remain very commercial. It is expected that this program will increase behind-pipe production capability in the Buffalo Lake area by 500-600 boe/d. Cordero plans to complete and tie-in these wells over the second and third quarters of 2007. Planning is also underway for a significant drilling and facilities expansion of the Company's existing and newly acquired assets on the south side of Buffalo Lake.

Several other exploration, technical and developmental initiatives are underway in the Malmo and Buffalo Lake areas which will continue to expand the Company's position and knowledge in the area.

Conventional Exploration and Development

The Company drilled four exploratory wells in the Clear, Doig, Rambling and Puskwaskau areas of northern and central Alberta. The wells drilled at Clear, Rambling and Doig were deemed non-commercial and subsequently abandoned. The Puskwaskau well was drilled and completed for natural gas.

Plans are underway to drill several other exploration prospects in the Goose, Trutch, and Knopcik areas before year end.

Outlook

The environment for natural gas exploration and development strengthened during the quarter as prices continued to stabilize while oilfield service costs and performance improved. I am particularly pleased with the continued expansion of our production base in the Buffalo Lake area and our expanding development drilling inventory. This area is expected to play a significant part in our future growth. I am also pleased with the additions to our executive team and believe these changes will achieve exciting results in our conventional exploration and development programs.

On behalf of the Board of Directors,

"signed"
David V. Elgie
President and CEO
May 2, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 2, 2007

Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is a junior oil and gas company pursuing oil and natural gas production and reserve growth through the development of its coalbed methane (CBM) and Belly River lands in central Alberta as well as conventional exploration in Alberta and British Columbia.

Cordero is based in Calgary, Alberta and was incorporated on March 30, 2005 under the Business Corporations Act (Alberta). The Company commenced operations on April 30, 2005 when certain oil and gas properties were transferred to Cordero in exchange for common shares of the Company under a plan of arrangement involving Resolute Energy Inc. (Resolute), Esprit Energy Trust, Esprit Exploration Ltd., Cordero and Cordero Finance Corp. Cordero commenced trading on the Toronto Stock Exchange on May 3, 2005 under the symbol "COR".

Reader Guidance

This Management's Discussion and Analysis (MD&A) of the financial condition and the results of operations should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 together with the related notes. Readers should be aware that historical results are not necessarily indicative of future performance. Additional information relating to the Company can be viewed or downloaded at www.corderoenergy.com or www.sedar.com.

Production information is commonly reported in units of barrel of oil equivalent (boe) which may be misleading, particularly if used in isolation. For purposes of computing such units, barrel of oil equivalent amounts have been calculated using an energy equivalence conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion ratio of 6:1 is based on an energy equivalency conversion method, which is primarily applicable at the burner tip. It does not represent equivalent wellhead value for the individual products.

The financial information presented has been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The reporting and measurement currency is the Canadian dollar.

Forward-Looking Statements

The information herein contains forward-looking statements and assumptions, such as those relating to guidance, results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted. Cordero is exposed to numerous operational, technical, financial and regulatory risks and uncertainties, many of which are beyond its control and may significantly affect anticipated future results.

Operations may be unsuccessful or delayed as a result of competition for services, supplies and equipment, mechanical and technical difficulties, ability to attract and retain employees on a cost-effective basis, commodity and marketing risk and seasonality. The Company is subject to significant drilling risks and uncertainties including the ability to find oil and natural gas reserves on an economic basis and the potential for technical problems that could lead to well blowouts and environmental damage. The Company is also exposed to risks relating to the inability to obtain timely regulatory approvals, surface access, access to third party gathering and processing facilities, transportation and other third party related operational risks. Furthermore, there are numerous uncertainties in estimating the Company's reserve base due to the complexities in estimating future production, costs and timing of expenses and future capital. Financial risks Cordero is exposed to include, but are not limited to, access to debt or equity markets and fluctuations in commodity prices, interest rates and the Canadian/US dollar exchange rate. The Company is subject to regulatory legislation, the compliance with which may require significant expenditures and non-compliance with which may result in fines, penalties or production restrictions. For additional information on risk factors, refer to Cordero's 2006 Renewal Annual Information Form at www.sedar.com or www.corderoenergy.com.

The forward-looking statements contained herein are as of May 2, 2007 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Except as required by applicable securities laws, Cordero disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

Cordero management uses and reports certain non-GAAP measures in the evaluation of operating and financial performance.

Funds flow from operations (funds flow), which represents earnings before depletion, depreciation, accretion, stock-based compensation and future income taxes is used by the Company to evaluate operating performance, leverage and liquidity. The following table reconciles funds flow from operations to cash flow from operating activities which is the most directly comparable measure calculated in accordance with GAAP:

	Three Months Ended March 31	
($000s)	***2007***	***2006***
Cash flow from operating activities	**8,365**	8,260
Changes in non-cash working capital	**1,105**	(793)
Asset retirement obligation expenditures	**69**	31
Funds flow from operations	**9,539**	7,498

Operating netback is calculated as average unit sales price less royalties, transportation costs and operating expenses. Corporate netback further deducts administrative and interest expense and current income tax. These measures represent the cash margin for every barrel of oil equivalent sold and are a common benchmark used in the oil and gas industry. There is no GAAP measure that is reasonably comparable to netbacks. See "Operating Netbacks by Product" for calculations of operating netbacks for each commodity.

Net debt and working capital, which is current assets less debt, capital lease obligations and current liabilities, is used to assess efficiency and financial strength. There is no GAAP measure that is reasonably comparable to net debt and working capital.

The above measures do not have standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers.

2007 Guidance

	Revised February, 2007		*Initial November, 2006*	
	Low	***High***	***Low***	***High***
Average production (boe/d)	3,800	4,200	4,200	4,600
Royalties (% of revenue)	17.5	19.5	17.5	19.5
Transportation ($/boe)	1.10	1.30	1.10	1.30
Operating ($/boe)	3.80	4.20	3.80	4.20
General and administrative ($/boe)	1.90	2.20	1.90	2.20
Capital expenditures ($ million)	50.0	55.0	50.0	55.0

Average production guidance for 2007 remains unchanged at 3,800 – 4,200 boe/d. Cordero expects to be within its guidance for all cost parameters. Capital expenditures for the year are expected to be at the high end of the range due to the recent $9.1 million property acquisition at Buffalo Lake in April. The Company will evaluate whether to expand its capital budget later in the year.

Selected Quarterly Information

	2007	2006				2005		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2[(1)]
Production								
Natural gas (MMcf/d)	**20.1**	18.2	18.7	17.5	16.8	12.1	8.5	6.6
Oil and natural gas liquids (bbls/d)	**120**	119	145	161	130	21	1	1
Barrels of oil equivalent (boe/d)	**3,467**	3,150	3,261	3,072	2,923	2,039	1,421	1,103
Financial ($000s except as indicated)								
Petroleum and natural gas revenue	**14,166**	11,693	10,811	10,521	11,874	12,637	6,919	2,875
Revenue net of royalties	**12,239**	9,999	9,117	9,150	9,600	10,029	5,710	2,359
Funds flow from operations	**9,539**	7,776	6,967	7,178	7,498	8,175	4,268	1,440
Per share basic ($)	**0.28**	0.23	0.21	0.24	0.25	0.29	0.16	0.06
Per share diluted ($)	**0.27**	0.22	0.20	0.22	0.23	0.27	0.15	0.06
Net earnings	**2,029**	1,884	762	105	1,924	3,453	1,057	16
Per share basic ($)	**0.06**	0.06	0.02	-	0.06	0.12	0.04	-
Per share diluted ($)	**0.06**	0.05	0.02	-	0.06	0.11	0.04	-
Total assets	**162,558**	158,012	135,797	128,962	120,045	104,923	67,316	65,656
Net capital expenditures	**15,977**	24,323	14,348	14,207	32,659	24,788	11,610	5,219
Net debt and working capital (deficiency)	**(38,086)**	(31,684)	(25,074)	(17,536)	(29,296)	(4,068)	(121)	7,176
Shares outstanding (000s)	**33,861**	33,823	32,623	32,623	29,725	29,725	27,125	27,125
Per unit information								
Natural gas ($/Mcf)	**7.46**	6.58	5.68	5.92	7.37	11.22	8.82	7.12
Oil and natural gas liquids ($/bbl)	**63.04**	62.76	77.33	75.99	65.30	70.12	51.13	41.40
Oil equivalent ($/boe)	**45.40**	40.34	36.03	37.63	45.14	67.38	52.93	42.73
Operating expenses ($/boe)	**4.14**	3.78	3.36	3.27	3.80	5.27	5.80	6.53
Operating netback ($/boe)	**33.68**	29.58	25.94	28.31	31.51	46.82	36.57	27.40
Net wells drilled								
Natural gas	**9.0**	9.0	12.8	8.5	21.2	36.6	-	7.4
Oil	**-**	-	-	-	2.0	1.0	-	-
Dry	**3.0**	1.0	1.0	-	3.0	1.0	-	-
Total	**12.0**	10.0	13.8	8.5	26.2	38.6	-	7.4
Net success rate (%)	**75**	90	93	100	89	97	-	100

(1) Represents the 62-day period from commencement of operations April 30, 2005 to June 30, 2005.

See accompanying notes.

Quarterly Summary

Q2 2005[(1)] – Cordero commenced operations on April 30, 2005. At inception, production from the Company's coalbed methane and Belly River property in the Malmo area of central Alberta was 683 boe/d. Net earnings were negatively affected by high stock-based compensation expense and the resultant future income tax rate of 90%. Cordero was initially capitalized with a private placement of 1.9 million common shares for proceeds of $5.5 million and subsequent proceeds of $5.3 million from the exercise of 1.9 million warrants granted to former Resolute shareholders. Three million common shares were issued for proceeds of $14.0 million.

Q3 2005 – The improved financial results over the previous period reflected several factors including average production of 1,421 boe/d, slightly better commodity prices and lower per unit cash costs. In relation to the conventional exploration program, land and seismic expenditures were incurred in northwest Alberta and northeast British Columbia. The Company entered into a sale-leaseback transaction with a third party for the construction, sale and use of compression equipment resulting in a total obligation of $1.9 million at the end of the period. The Company expanded its $12.0 million credit facility to $25.0 million.

Q4 2005 – Funds flow from operations and net earnings were positively impacted by increased production volumes and higher commodity prices over the prior quarter. This quarter was the most capital-intensive of 2005 with 38.6 net wells drilled, completion work on 44 wells, compression installation for total net expenditures of $24.8 million and two additional sale lease-back transactions for compression equipment. The Company completed a share issuance for 2.6 million common shares for gross proceeds of $15.1 million.

Q1 2006 – Average daily production was increased 43% over the previous quarter. Funds flow from operations was 9% lower than the fourth quarter of 2005 due to declining natural gas prices. Partially offsetting the lower revenues were lower unit operating costs which improved 28% from the previous quarter. The Company drilled 17.5 net development wells and 8.7 net exploration wells at an 89% success rate. Tie-in and facilities work resulted in the addition of 24.1 net wells to the production profile, and over 18,000 net acres of land was purchased.

Q2 2006 – Declining natural gas prices exerted downward pressure on funds flow from operations again this quarter. Positively impacting earnings were low operating costs and a royalty rate of 13% resulting from a gas cost allowance adjustment. Negatively impacting earnings were DD&A expense of $17.62/boe, reflecting the industry-wide increase in the cost of materials and services, and high future income tax expense as a result of the federal tax rate reductions for 2008 through 2010. The Company drilled 8.5 net wells, all successful, and acquired an interest in over 17,000 net acres of land for exploration prospects. In April, the credit facility was expanded to $46 million and in June, an equity issue was completed for 2.8 million common shares and total gross proceeds of $19.9 million.

Q3 2006 – Funds flow was down 3% from the previous quarter as a result of declining natural gas prices. Net capital expenditures included 1.0 net exploration well, 12.8 net development wells and over 13,000 net undeveloped acres added to the Company's land inventory.

Q4 2006 – Natural gas prices improved slightly during the fourth quarter resulting in a 12% increase in funds flow compared to the third quarter. In November the Company completed a flow-through common share issuance for 1.2 million shares and total gross proceeds of $10.6 million. In conjunction with the financing, Cordero increased its 2006 capital program from $65-68 million to $77-85 million, spending $85.5 million. Also during the quarter, the credit facility was expanded from $46.0 million to $55.0 million. Net capital expenditures included costs for pipelining underneath Buffalo Lake and the addition of over 15,000 net acres of exploratory lands and almost 9,000 net acres in the Malmo area.

Q1 2007 – This quarter's results were favorably impacted by a production increase of 317 boe/d and an improvement of $0.88/Mcf in the Company's realized natural gas price compared to the previous quarter. Drilling and completion activity for the three month period included 9.0 net Buffalo Lake wells and 3.0 net exploration wells with an overall success rate of 75%. In April the credit facility was expanded by $15.0 million to $70.0 million.

(1) Represents the 62-day period from commencement of operations April 30, 2005 to June 30, 2005.

Production

	Three Months Ended March 31	
	2007	***2006***
Natural gas (Mcf/d)	**20,078**	16,757
Oil and NGLs (bbls/d)	**120**	130
Total (boe/d)	**3,467**	2,923

Production volumes of 3,467 boe/d reported for the first quarter of 2007 represent an increase of 19% over the three months ended March 31, 2006 and an increase of 10% over the fourth quarter of 2006. All production additions in the first quarter were achieved through the Company's on-going drilling program and facilities expansion in the Malmo and Buffalo Lake areas.

Production in the subsequent reporting period will be impacted by the anticipated tie-in of the majority of 2006 Buffalo Lake wells, an estimated 200 boe/d of incremental production volumes associated with the acquisition that closed in April, and the rate of production declines on new and existing wells. The Company is forecasting average production of 3,800 to 4,200 boe/d for 2007 however actual production will ultimately be determined by overall drilling success, the time required to place new wells on production, individual well performance, transportation curtailments, access to gathering and processing facilities and ultimate recoveries on existing wells.

Petroleum & Natural Gas Revenue

	Three Months Ended March 31	
($000s)	***2007***	***2006***
Natural gas	**13,414**	11,112
Oil and NGLs	**683**	762
Gain (loss) on natural gas hedging contracts	**69**	-
Total	**14,166**	11,874

Prices and Marketing

	Three Months Ended March 31	
Benchmark Prices	***2007***	***2006***
AECO natural gas ($/MMbtu)	**7.41**	7.50
WTI oil (USD$/bbl)	**58.16**	63.45
CDN/USD foreign exchange rate	**0.853**	0.866
WTI oil (CDN equivalent $/bbl)	**68.16**	73.27
Edmonton Light ($/bbl)	**67.09**	68.96

Realized Sales Prices	***Three Months Ended March 31*** ***2007***	***2006***
Natural gas ($/Mcf)	**7.42**	7.37
Gain on hedging contracts ($/Mcf)	**0.04**	-
Realized natural gas price	**7.46**	7.37
Oil and NGLs ($/bbl)	**63.04**	65.30
Total ($/boe)	**45.40**	45.14

The Company's revenues are largely determined by the AECO Hub in Alberta as approximately 97% of Cordero's production is natural gas. This price index is influenced by several factors including North American supply and demand, weather conditions, storage levels, and transportation, gathering and processing capacity constraints. Periodic imbalances between supply and demand for natural gas are common and can result in volatile pricing.

Revenue for the quarter ended March 31, 2007 was 19% higher than the comparable quarter in 2006 and 21% higher than the fourth quarter of 2006. The Company's total realized natural gas price of $7.46/Mcf was $0.09/Mcf (1%) higher than the three months ended March 31, 2006 and $0.88/Mcf (13%) higher than the immediately preceding quarter.

The Company participates in risk management activities in order to manage its exposure to fluctuations in oil and natural gas prices, with the objective of maintaining financial flexibility and a strong balance sheet. Cordero currently has several contracts outstanding, which commenced on March 1, 2007. The total gain on these contracts was $69,000 or $0.04/Mcf for the three months ended March 31, 2007. A summary of the contracts is contained in note 13 of the "Notes to Consolidated Financial Statements".

Currently, approximately 10% of production is dedicated to an aggregator contract, less than 5% is committed to forward contracts and the remainder is sold at daily AECO. Prices received for future production will be determined by the Company's marketing arrangements and overall commodity market conditions.

Royalties

Total Royalties

($000s)	***Three Months Ended March 31*** ***2007***	***2006***
Crown	**881**	1,862
Freehold and Gross Overriding Royalties (GORR)	**1,046**	595
Alberta Royalty Tax Credit (ARTC)	**-**	(183)
Total royalties	**1,927**	2,274

Royalty Rates

Percentage of Total Revenue		
Crown	**6.2**	15.7
Freehold and GORR	**7.4**	5.0
ARTC	**-**	(1.5)
Total royalties	**13.6**	19.2

Despite the increase in production volumes, compared to the first quarter of 2006, total royalties were 15% less and royalties as a percentage of revenue were 29% lower.

Approximately 40% of the Company's total royalties for the three months ended March 31, 2007 were attributable to production from freehold lands. Freehold royalties reported include both the royalties paid to landowners as well as the freehold mineral tax paid to the Alberta Crown and have increased relative to the number of producing wells on freehold lands.

Crown royalties, both the total and as a percentage of revenue have declined, from 16% for the three months ended March 31, 2006, to 6% for the three months ended March 31, 2007. Crown royalty payments are based on the Alberta Reference Price, which is determined by commodity prices. The Alberta Reference Price was significantly higher in the first part of 2006 due to record-high gas prices in 2005. The Company's Crown royalties for the three months ended March 31, 2007 also reflect a higher than anticipated credit for gas cost allowance.

In 2006 the Alberta Government announced the elimination of ARTC, effective January 1, 2007. The Company claimed the maximum ARTC of $0.5 million in 2006 but will not be entitled to this credit in 2007 and beyond.

Factors which may determine royalty rates in subsequent periods include future reference prices relative to average wellhead prices, type of royalties (Crown vs. Freehold) and the proportion of production additions qualifying for royalty holidays.

Operating Expenses

	Three Months Ended March 31	
($000s, except per boe)	***2007***	***2006***
Operating expenses (gross)	**1,449**	1,118
Processing income	**(156)**	(118)
Operating expenses (net, as reported)	**1,293**	1,000
Operating expenses per boe (net)	**4.14**	3.80

Due to the growth in production volumes, total operating expenses for the first quarter of 2007 were $0.3 million higher than the comparable period in the previous year. On a boe basis, operating expenses were $4.14/boe in the current period compared to $3.80/boe in the previous year's first quarter. This increase is attributable to higher conventional production volumes and significant maintenance work performed in the period.

Processing income represents the recovery of processing costs incurred by third parties at Cordero's facilities. The amount of processing income is determined by the number of Cordero-owned facilities as well as an increase in applicable production going through these facilities.

In the future, anticipated conventional production additions and higher maintenance costs for aging equipment will likely increase per unit costs, the magnitude of which is unknown at this time. The cost of field supplies and services and the Company's future operatorship over gathering and processing facilities will also determine future operating expenses.

Transportation Expenses

	Three Months Ended March 31	
	2007	**2006**
Transportation expenses - $000s	**436**	312
Transportation expenses - $/boe	**1.40**	1.19

The ability to bring behind-pipe volumes on production in a timely manner is crucial to the Company's growth therefore a significant emphasis is placed on obtaining transportation contracts consistent with future production plans. At times this can result in unutilized or under-utilized transportation contracts, which attributed to transportation costs of $1.40/boe for the three months ended March 31, 2007. The demand for transportation in the Company's operational areas is highly competitive therefore the benefits of bringing production on as planned outweigh the incremental transportation costs. The Company is actively managing its natural gas transportation requirements and expects to mitigate any future unutilized transportation with short term assignments to third parties.

The issues discussed above, as well as expected increases in production over the remainder of the year, were taken into consideration to estimate the Company's 2007 guidance of $1.10/boe to $1.30/boe. Actual future transportation expenses on a boe basis will depend on the type of production additions (oil versus natural gas), distance from wellhead to sales point, ownership of gathering and pipeline facilities, the amount of unutilized firm service contracted by the Company and the method of transporting oil (pipeline versus trucking).

General and Administrative Expenses (G&A)

	Three Months Ended March 31	
($000s, except per boe)	**2007**	**2006**
G&A expenses (gross)	**1,289**	1,490
Overhead recoveries	**(264)**	(309)
	1,025	1,181
Allocated to capital projects	**(435)**	(492)
G&A expenses	**590**	689
G&A expenses per boe	**1.89**	2.62

G&A expenses per boe declined by 28% from $2.62 for the first quarter of 2006, to $1.89 for the first quarter of 2007 as a result of lower expenses and increased production volumes. Gross G&A expenses for the first quarter of 2006 and 2007 were affected by annual corporate bonuses, which were significantly higher in 2006 than in the current year.

G&A expenses are reported net of overhead recoveries and amounts allocated to capital. Overhead recoveries are the allocation and recovery from partners of G&A expenses on Cordero-operated properties and are correlated with actual capital expenditures in the reporting period. G&A expenses allocated to capital projects represent salaries and other costs directly associated with property acquisition, exploration and development activities. This proportion capitalized is regularly reviewed by management and, in future periods, will depend on the type of actual capital activities carried out.

Future G&A expenses per boe are expected to benefit from expected incremental production volumes but will also be impacted by actual capital expenditures.

Stock-Based Compensation

	Three Months Ended March 31	
	2007	**2006**
Stock-based compensation expense - $000s	**399**	360
Stock-based compensation expenses - $/boe	**1.28**	1.37

Stock-based compensation expense represents the portion of the aggregate fair value of options, performance warrants and performance shares applicable to the period. The amount expensed is primarily determined by the number of stock-based securities granted as well as the vesting period and estimated fair value of those instruments. In March of the current year 1.3 million stock options were granted to directors, officers and employees. Due to the timing of the grant, there was a slight impact on the expense for the current quarter; the effect on the second quarter of 2007 will be more significant as the options will be outstanding for the entire period.

Depletion, Depreciation and Amortization (DD&A)

	Three Months Ended March 31	
	2007	**2006**
Depletion, depreciation and amortization – $000s	**5,831**	3,963
Depletion, depreciation and amortization – $/boe	**18.69**	15.07

For the three months ended March 31, 2007 DD&A expense was $1.9 million and $3.62/boe higher than the three months ended March 31, 2006. The increase reflects the high cost of services and supplies required to explore for and develop reserves in Western Canada as well as the growing capital base and the increase in production. Excluded from the depletable base was $23.0 million related to unproved properties and $1.5 million of drilling supplies for future exploration and development. Costs subject to depletion included $47.0 million of estimated future development costs for proved reserves.

Cordero's DD&A expense in future periods will reflect finding, development and acquisition costs for proved reserves.

Accretion

	Three Months Ended March 31	
	2007	**2006**
Accretion – $000s	**91**	68
Accretion – $/boe	**0.29**	0.26

Accretion of Cordero's asset retirement obligations is calculated at the Company's credit-adjusted, risk-free rates of 7.15% and 7.50%. Accretion expense reported will continue to increase each period as the obligation increases relative to additional wells that are drilled and facilities that are added.

Net Interest

	Three Months Ended March 31	
	2007	**2006**
Interest expense, net – $000s	**381**	68
Interest expense, net – $/boe	**1.22**	0.26

Net interest expense represents interest on the Company's credit facility and interest recorded for the three capital leases, less interest revenue earned. The amount of the expense is directly influenced to the Company's outstanding balance on its credit facility which was $27.9 million at March 31, 2007 and $10.6 million at March 31, 2006.

Income Taxes

Presently the Company does not expect to pay current income tax in 2007 or 2008. This estimate is based on existing tax pools, planned capital activities and current forecasts of taxable income however, several factors can affect this prediction including commodity prices, future production, corporate expenses and both the type and amount of capital expenditures incurred in future reporting periods. Future tax expense for both the current quarter and the comparable period in 2006 was $1.2 million.

Pursuant to the flow-share issuance completed in November 2006 the Company entered a commitment to renounce $10.6 million of exploration expenses to investors by December 2007. When expenditures are renounced to shareholders the estimated tax effect of the amount renounced is charged to share capital with a corresponding increase in future income tax liabilities. The Company renounced these costs in February 2007 therefore the estimated tax effect of $3.2 million was reported in the Company's consolidated financial statements for the three months ended March 31, 2007. As at March 31, 2007 approximately $8.0 million of the total commitment had been spent. Estimated income tax pools available at April 1, 2007, less the $10.6 million of renounced tax pools, are as follows:

	Annual Deduction Available (%)	*($000s)*
Canadian oil and gas property expenses	10	57,987
Canadian development expenses	30	32,030
Canadian exploration expenses	100	16,729
Undepreciated capital costs	25	44,026
Financing costs	20	2,417
Other	7	105
		153,294

Net Earnings

For the three months ended March 31, 2007 and 2006, net earnings were $2.0 million. Compared to the previous year, the current quarter was positively impacted by higher revenue and lower royalty expenses. DD&A expense, which was $1.9 million higher in the current year contributed to a significant offsetting decrease.

Operating Netbacks by Product

The following tables summarize the Company's operating netbacks for natural gas, crude oil and NGLs.

	Three Months Ended March 31	
Natural gas ($/Mcf)	***2007***	***2006***
Sales price	**7.46**	7.37
Royalties	**(1.01)**	(1.37)
Transportation costs	**(0.24)**	(0.21)
Operating expenses	**(0.68)**	(0.65)
Operating netback – natural gas	**5.53**	5.14

	Three Months Ended March 31	
Crude oil ($/bbl)	***2007***	***2006***
Sales price	**67.23**	66.01
Royalties	**(8.60)**	(17.74)
Transportation costs	**(1.05)**	(1.14)
Operating expenses	**(9.12)**	(1.65)
Operating netback – crude oil	**48.46**	45.48

	Three Months Ended March 31	
NGLs ($/bbl)	***2007***	***2006***
Sales price	**54.98**	53.80
Royalties	**(9.65)**	(11.47)
Transportation costs	**(1.35)**	(1.47)
Operating expenses	**(5.40)**	(7.33)
Operating netback – NGLs	**38.58**	33.53

For wells that produce more than one commodity, revenues and costs are allocated based on the relative production volumes.

Cash Netbacks

The Company's overall operating and corporate netbacks are as follows:

	Three Months Ended March 31	
Total Netback ($/boe)	***2007***	***2006***
Sales price	**45.40**	45.14
Royalties	**(6.18)**	(8.64)
Transportation costs	**(1.40)**	(1.19)
Operating expenses	**(4.14)**	(3.80)
Operating netback	**33.68**	31.51
G&A	**(1.89)**	(2.62)
Interest (net)	**(1.22)**	(0.26)
Current income taxes	**-**	(0.13)
Corporate netback	**30.57**	28.50

Capital Expenditures

($000s)	Three Months Ended March 31 2007	2006
Land and lease retention	**731**	3,325
Geological and geophysical	**36**	2,341
Drilling and completions	**11,022**	16,513
Facilities and equipment	**3,609**	9,530
Property acquisitions	**-**	533
Other	**579**	715
Total capital expenditures	**15,977**	32,957
Dispositions	**-**	(298)
Net capital expenditures	**15,977**	32,659

Total net capital expenditures for the first quarter of 2007 were $16.0 million, with $11.0 million of it spent on drilling and completion activity. The Company drilled 8.0 net wells in the Buffalo Lake area with a 100% success rate. Cordero also drilled 4.0 net exploration wells in northwest Alberta. One well was completed and tested gas from two intervals and the remaining three were deemed non-commercial and subsequently abandoned. Facilities and equipping expenses for the quarter were related to production volumes brought on-stream during the period as well as the on-going expansion of the Buffalo Lake area.

In April the Company closed a $9.1 million asset acquisition in the Buffalo Lake area and in a separate transaction, disposed of 1.3 sections of exploratory lands in northeast B.C. There were no reserves or production associated with the disposition and the Company had no definitive plans for the lands.

Cordero is currently forecasting its capital expenditures to be at the high end of its $50-55 million guidance for the year including the recently announced acquisition. The Company will evaluate whether to expand its capital budget later in the year.

Liquidity and Capital Resources

In April 2007 Cordero's credit facility was increased from $55.0 million to $70.0 million. The facility revolves at Cordero's option until May 30, 2008 and at this time Cordero may request a renewal or the loan will convert to a 366-day term loan.

Pursuant to the flow-share issuance completed in November 2006 the Company entered a commitment to renounce $10.6 million of exploration expenses to investors by December 2007. As at March 31, 2007 approximately $8.0 million of the $10.6 million commitment had been spent.

The nature of the oil and gas industry requires significant cash outlays to fund capital programs necessary to maintain and increase production and proved developed reserves and to acquire strategic oil and gas assets. Cordero expects to finance the remainder of its 2007 capital program and all other commitments through a combination of internally generated cash flow and debt. Funding alternatives ultimately chosen by the Company will be influenced by the capital market environment for equity, the cost of debt and the nature and amount of actual expenditures being incurred.

Cordero's net debt and working capital deficiency has increased from $31.7 million at December 31, 2006 to $38.1 million at March 31, 2007. The working capital deficiency is a result of normal operating conditions in periods when the Company incurs significant capital expenditures relative to revenue.

In the normal course of operations the Company has entered into contracts and incurred obligations that will impact future liquidity. Based on current cash flow forecasts Cordero expects to fulfil its principal contractual obligations at March 31, 2007 as summarized below:

($000s)	Total	<1 Year	1-3 Years	4-5 Years	After 5 Years
Operating lease obligations (office space)	603	323	280	-	-
Transportation obligations	4,603	1,547	2,033	358	665
Capital lease obligations	4,318	629	1,158	1,025	1,506
Total contractual obligations	9,524	2,499	3,471	1,383	2,171

Outstanding Shares, Options and Warrants

Outstanding at period-end (000s)	*May 2, 2007*	*March 31, 2007*
Common shares	33,987	33,861
Common shares issuable on conversion:		
Stock options	2,946	2,997
Performance warrants	1,878	1,878
Performance shares	242	484
Total	39,053	39,220

Industry Conditions and Risk Factors

The business of exploring for, developing, acquiring, producing and marketing crude oil and natural gas results in the exposure to several risk and uncertainties, several of which are beyond the Company's control.

Operational risks include exploration and development of economic crude oil and natural gas reserves, reservoir performance, safety and environmental concerns, access to cost effective contract services, product marketing and hiring and retaining qualified employees. Management attempts to mitigate the risk through employing experienced, qualified personnel for operational work, and obtaining as much expertise as possible in the areas of operations. High operatorship provides the Company with the ability to perform its operations under its strict safety standards. Cordero maintains an insurance program commensurate with its levels and scope of operations to protect against loss.

Estimates of economically recoverable reserves and the future net cash flow generated from the reserves are based on a number of factors and assumptions, known and unknown risks and uncertainties that contribute to the possibility that estimated reserves may vary materially from actual future production. The Company's reserves as at December 31, 2006 were evaluated by independent reservoir engineers and approved by the Board of Directors.

The Company is exposed to financial risks in the form of fluctuating commodity prices, interest rates and the U.S. dollar exchange rate. The Company actively monitors these risks and may use financial instruments to manage its commodity price exposure.

A comprehensive discussion of risks can be found in the Company's annual information form which is available at www.sedar.com and www.corderoenergy.com.

Accounting Standards Changes

Financial Instruments

The Company adopted the following new Handbook Sections effective January 1, 2007:

1) Section 1530, *Comprehensive Income*;
2) Section 3251, *Equity*;
3) Section 3855, *Financial Instruments – Recognition and Measurement*; and
4) Section 3865, *Hedges*.

These new accounting standards provide requirements for the recognition and measurement of financial instruments and the use of hedge accounting. The standards have been adopted prospectively and the comparative interim consolidated financial statements have not been restated.

Accounting Changes

Effective January 1, 2007 the Company adopted the revised recommendations of CICA Section 1506, *Accounting Changes*. These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007. There was no effect on the current or prior period financial statements as a result of this adoption.

Internal Controls Over Financial Reporting and Disclosure Controls and Procedures

Management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2007, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its filings or other reports filed or submitted under applicable securities laws is:

1) recorded, processed, summarized and reported within the applicable legislated time periods; and

2) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the design of the Company's internal controls over financial reporting. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2007, the Company's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP and includes those policies and procedures that:

1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the Company's GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the Company; and

3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the annual financial statements or interim financial statements.

Internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, have inherent limitations. Therefore, internal control over financial reporting and disclosure controls and procedures can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements or omissions of information. Due to the small size of the Company, management acknowledges there is lack of segregation of duties within several of the Company's processes. Management has identified the specific functions with the potential to compromise the Company's overall control objectives as outlined above. In response to the identified risks, appropriate compensating controls have been implemented to management's satisfaction.

The Company will evaluate the operating effectiveness of internal controls over financial reporting within the timelines required by relevant securities legislation.

There were no changes in the Company's internal control over financial reporting during the quarter ended March 31, 2007 that have materially affected, or are reasonably likely to affect, the Company's internal control over financial reporting.

FOR FURTHER INFORMATION PLEASE CONTACT:

David V. Elgie
President and Chief Executive Officer

C. Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006
Toll Free: 1-888-266-6608

Email: info@corderoenergy.com
Website: www.corderoenergy.com

Additional information about Cordero is available on the Canadian Securities Administrators' System for Electronic Distribution and Retrieval (SEDAR) at www.sedar.com.

Consolidated Balance Sheets
(Unaudited)

($000s)	March 31, 2007	December 31, 2006
Assets		
Current		
Accounts receivable	**6,862**	8,594
Petroleum and natural gas interests (note 4)	**152,812**	142,343
Future income tax asset (note 11)	**2,649**	7,075
Other assets (note 13)	**235**	-
	162,558	158,012
Liabilities		
Current		
Accounts payable and accrued liabilities	**13,571**	15,787
Current portion of obligations under capital leases (note 6)	**453**	456
	14,024	16,243
Credit facility (note 5)	**27,868**	20,868
Obligations under capital leases (note 6)	**3,056**	3,167
Asset retirement obligations (note 7)	**5,247**	4,902
Shareholders' equity		
Share capital (notes 8 and 9)	**98,171**	101,195
Contributed surplus (note 8)	**2,802**	2,436
Retained earnings	**11,230**	9,201
Accumulated other comprehensive income (notes 3 and 13)	**160**	-
	112,363	112,832
	162,558	158,012

See accompanying notes.

Consolidated Statements of Operations
(Unaudited)

($000s, except per share amounts)	Three Months Ended March 31 2007	2006
Revenue		
Gross oil and natural gas revenue	**14,166**	11,874
Royalties	**(1,927)**	(2,274)
	12,239	9,600
Expenses		
Operating	**1,293**	1,000
Transportation	**436**	312
General and administrative	**590**	689
Net interest (notes 5 and 6)	**381**	68
Depletion, depreciation and amortization (note 4)	**5,831**	3,963
Accretion (note 7)	**91**	68
Stock-based compensation (note 9)	**399**	360
	9,021	6,460
Earnings before income taxes	**3,218**	3,140
Income taxes (note 11)		
Current income taxes	**-**	33
Future income taxes	**1,189**	1,183
	1,189	1,216
Net earnings	**2,029**	1,924
Other comprehensive income, net of tax	**160**	-
Comprehensive income	**2,189**	1,924
Net earnings per share (note 10)		
Basic	**0.06**	0.06
Diluted	**0.06**	0.06

Consolidated Statements of Retained Earnings and Accumulated other Comprehensive Income
(Unaudited)

($000s)	Three Months Ended March 31 2007	2006
Retained earnings, beginning of period	**9,201**	4,526
Earnings for the period	**2,029**	1,924
Retained earnings, end of period	**11,230**	6,450

($000s)	Three Months Ended March 31 2007	2006
Accumulated other comprehensive income, beginning of period	**-**	-
Other comprehensive income, net of tax (cash flow hedges)	**160**	-
Accumulated other comprehensive income, end of period	**160**	-

See accompanying notes.

Consolidated Statements of Cash Flows
(Unaudited)

($000s)	Three Months Ended March 31 2007	2006
Cash flows from the following:		
Operating activities		
Net earnings	**2,029**	1,924
Items not affecting cash		
Depletion, depreciation and amortization	**5,831**	3,963
Accretion	**91**	68
Future income taxes	**1,189**	1,183
Stock-based compensation	**399**	360
Asset retirement obligation expenditures (note 7)	**(69)**	(31)
Changes in non-cash working capital (note 12)	**(1,105)**	793
	8,365	8,260
Financing activities		
Issue of common shares (note 8)	**110**	-
Share issue costs (note 8)	**(5)**	(36)
Increase in bank indebtedness (note 5)	**6,999**	10,559
Payment of capital lease obligations (note 6)	**(115)**	(112)
	6,989	10,411
Investing activities		
Petroleum and natural gas expenditures	**(15,977)**	(32,659)
Changes in non-cash working capital (note 12)	**623**	2,961
	(15,354)	(29,698)
Decrease in cash and cash equivalents	**-**	(11,027)
Cash and cash equivalents, beginning of period	**-**	11,027
Cash and cash equivalents, end of period	**-**	-

See accompanying notes.

CORDERO ENERGY INC.

Notes to Consolidated Financial Statements
(Unaudited)

For the three months ended March 31, 2007 (tabular amounts in thousands of dollars, except share and per share data):

1. Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta and was incorporated under the Business Corporations Act (Alberta) on March 30, 2005. The Company commenced operations on April 30, 2005 when certain oil and gas properties of Resolute Energy Inc. (Resolute) were transferred to Cordero under a plan of arrangement.

2. Significant Accounting Policies and Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Cordero Finance Corporation which has no material assets or operations. All inter-company transactions and accounts have been eliminated. With the exception of changes discussed in note 3, the accounting principles applied to the consolidated interim financial statements are consistent with those described in note 2 to the audited consolidated financial statements for the year ended December 31, 2006. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted, and therefore, these interim financial statements and notes thereto should be read in conjunction with the audited financial statements for the year ended December 31, 2006.

3. Changes in Accounting Policies

Financial Instrument and Hedging Activities

Effective January 1, 2007 the Company adopted the following new Canadian Institute of Chartered Accountants (CICA) sections:

- Section 1530, *Comprehensive Income;*
- Section 3251, *Equity*;
- Section 3855, *Financial Instruments – Recognition and Measurement*; and
- Section 3865, *Hedges.*

These new accounting standards provide requirements for the recognition and measurement of financial instruments and the use of hedge accounting. The standards have been adopted prospectively and a such the comparative interim consolidated financial statements have not been restated. The adoption of these Handbook sections had no impact on opening retained earnings or accumulated other comprehensive income.

Comprehensive Income

Section 1530 establishes standards for reporting and presenting comprehensive income and other comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and other comprehensive income comprises revenues, expenses, gains and losses that, in accordance with generally accepted accounting principles, are recognized in comprehensive income but excluded from net income.

Financial Instruments – Recognition and Measurement

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. All financial instruments must be classified as one of the following five categories: held-for-trading; held-to-maturity instruments; loans and receivables; available-for-sale financial assets; or other financial liabilities. All financial instruments, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities measured at amortized cost, are reported on the balance sheet at fair value. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in earnings.

Derivatives

All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless they qualify for the normal sale and purchase exception. All changes in fair value are included in earnings unless cash flow hedge or net investment accounting is used, in which case changes in fair value are recorded in other comprehensive income, to the extent the hedge is effective, and in earnings, to the extent it is ineffective.

Hedge Accounting

Section 3865 establishes standards for when and how hedge accounting may be applied. Hedge accounting continues to be optional. At inception of the hedge, the Company must formally document the designation of the hedge, the risk management objectives, the hedging relationships between the hedged items and the hedging items and the methods for testing the effectiveness of the hedge. The Company assesses, both at inception of the hedge and on an ongoing basis, whether the derivatives designated as hedges are highly effective in offsetting changes in fair values or cash flows of hedged items.

For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings. Any gain or loss that has been included in accumulated other comprehensive income at the time the hedge is discontinued continues to be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings. If the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in accumulated other comprehensive income related to this transaction is immediately reclassified to earnings.

Accounting Changes

Effective January 1, 2007 the Company adopted the revised recommendations of CICA section 1506, *Accounting Changes*. Under the revised standards, voluntary changes in accounting polices are permitted only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007.

4. Petroleum and Natural Gas Interests

At March 31, 2007	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas interests	176,342	(29,403)	146,939
Assets under capital leases (note 6)	4,149	(436)	3,713
Other assets	2,367	(207)	2,160
	182,858	(30,046)	152,812
At December 31, 2006			
Petroleum and natural gas interests	160,052	(23,770)	136,282
Assets under capital leases (note 6)	4,149	(303)	3,846
Other assets	2,357	(142)	2,215
	166,558	(24,215)	142,343

As at March 31, 2007, unproved properties of $23.0 million and other petroleum and natural gas assets of $1.5 million which consisted of drilling supplies for future exploration and development, were not subject to depletion.

The Company capitalized direct overhead expenses of $0.4 million relating to petroleum and natural gas exploration and development activities for the three months ended March 31, 2007.

5. Credit Facility

In April 2007 the Company's revolving term credit facility was increased from $55.0 million to $70.0 million. It is provided by a Canadian chartered bank, is subject to semi-annual review and is secured by a $100 million first floating charge debenture over all of the Company's assets. The facility revolves and fluctuates at Cordero's option until May 30, 2008. At that date Cordero may request a renewal or the loan will convert to a 366-day term loan.

Borrowings are made by way of prime loans with interest at the bank's prime lending rate, banker's acceptances or LIBOR advances at LIBOR plus a stamping fee of 1.10%. Interest paid on the facility for the three months ended March 31, 2007 was $0.3 million (2006 - $24,000).

6. Obligations Under Capital Leases

Future minimum lease payments under the Company's three capital leases are as follows:

Year	Amount
2007	476
2008	604
2009	571
2010	537
2011	504
2012	471
Thereafter	1,154
Total minimum lease payments	4,317
Less amount representing interest at 5.18% to 5.91%	808
Present value of obligations under capital leases	3,509
Due within one year	453
Long-term portion of obligations under capital leases	3,056

Interest expense incurred on the obligations under capital leases was $46,000 for the three months ended March 31, 2007 (2006 - $57,000). Leased assets are depreciated using the unit-of-production method (see note 4).

7. Asset Retirement Obligations

Asset retirement obligations are based on the Company's net ownership in all wells and facilities, management's estimate of costs to abandon and reclaim those wells and facilities and the potential future timing of the costs to be incurred.

Total undiscounted cash flows, escalated at 2.0%, required to settle the Company's asset retirement obligations are estimated to be $11.8 million. Payments to settle these obligations will occur over the operating lives of the underlying assets, estimated to be from 1 to 32 years, with the majority of costs expected to occur between 2014 and 2019. Estimated costs have been discounted at Cordero's credit-adjusted, risk-free interest rates of 7.15% and 7.50%.

	Three Months Ended March 31	
	2007	***2006***
Asset retirement obligations, beginning of period	**4,902**	3,695
Obligations incurred in period	**323**	729
Obligations settled during period	**(69)**	(31)
Accretion	**91**	68
Asset retirement obligations, end of period	**5,247**	4,461

8. Share Capital

(a) Authorized

At March 31, 2007, the Company had authorized an unlimited number of common shares and an unlimited number of preferred shares.

(b) Issued and Outstanding

Common Shares	***Number***	***Consideration***
Balance, December 31, 2006	33,822,913	101,190
Exercise of performance warrants	38,327	110
Transfer from contributed surplus on exercise of performance warrants	-	33
Share issue costs (net of future tax effect)	-	(4)
Future tax effect of flow-through shares renounced (note 11)	-	(3,163)
Balance, March 31, 2007	**33,861,240**	**98,166**

Performance Shares	***Number***	***Consideration***
Balance, March 31, 2007 and December 31, 2006	**483,933**	**5**

(c) Contributed Surplus

	Three Months Ended March 31	
	2007	***2006***
Balance, beginning of period	**2,436**	1,061
Stock-based compensation expense	**399**	360
Transfer to share capital on exercise of performance warrants	**(33)**	-
Balance, end of period	**2,802**	1,421

9. Stock-Based Compensation Plans

(a) Stock Option Plan

The following table summarizes information regarding the Company's stock option activity during the three months ended March 31, 2007.

	Number of Options	Weighted Average Exercise Price ($)
Outstanding at beginning of period	1,733,800	5.31
Granted	1,263,500	5.04
Outstanding at end of period	2,997,300	5.20

The following table summarizes information about the Company's stock options outstanding and exercisable at March 31, 2007:

Exercise Price ($)	Options Outstanding	Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	Options Exercisable	Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)
4.43 - 5.00	955,400	3.15	4.55	471,807	3.17	4.65
5.01 - 6.00	1,456,400	4.77	5.12	90,968	3.48	5.60
6.01 - 7.00	473,000	3.92	6.20	156,005	3.91	6.20
7.01 - 7.40	112,500	4.11	7.40	18,000	4.11	7.40
4.43 - 7.40	2,997,300	4.09	5.20	736,780	3.39	5.16

(b) Performance Warrants

Performance Warrants	Number
Balance, beginning of period	1,916,376
Exercised	(38,327)
Balance, end of period	1,878,049

(c) Stock-Based Compensation

The fair value of each stock option, performance warrant and performance share granted is estimated on the date of grant using the Black-Scholes option pricing model. Weighted average assumptions and resulting fair value for stock options granted during the three months ended March 31, 2007 and 2006 are as follows:

	Three Months Ended March 31	
	2007	2006
Risk-free interest rate (%)	**3.92**	3.99
Expected life (years)	**3.3**	3.5
Expected volatility (%)	**40**	40
Dividend yield (%)	**-**	-
Weighted average fair value ($)	**1.651**	1.95

The aggregate fair value of the stock options, performance warrants and performance shares is expensed over the respective vesting periods, with a corresponding increase to contributed surplus.

10. Net Earnings per Share

The following reconciles the number of shares used in the basic and diluted net earnings per share calculations:

Common Shares	*Three Months Ended March 31*	
	2007	***2006***
Weighted average basic	**33,830,578**	29,724,789
Dilutive securities		
Stock options	**710,494**	556,752
Performance warrants	**976,395**	1,132,459
Performance shares	**261,728**	794,929
Weighted average diluted	**35,779,195**	32,208,929

11. Income Taxes

The income tax provision reflects an effective tax rate which differs from the expected statutory tax rate. Differences were accounted for as follows:

	Three Months Ended March 31	
	2007	***2006***
Earnings before income taxes	**3,218**	3,140
Expected income taxes at the statutory rate	**1,034**	1,119
Increase (decrease) resulting from:		
Stock-based compensation	**128**	128
Non-deductible Crown charges	**-**	211
Resource allowance	**-**	(213)
Federal Large Corporation Tax	**-**	33
Income tax rate reduction	**(8)**	(26)
Non-deductible amounts and other	**35**	(36)
Income tax expense	**1,189**	1,216

The major components of the future income tax asset are as follows:

	As at March 31, 2007	***As at December 31, 2006***
Petroleum and natural gas interests less tax values	**425**	4,825
Asset retirement obligations	**1,530**	1,430
Share issue costs	**738**	791
Other	**(44)**	29
	2,649	7,075

Pursuant to the flow-share issuance completed in November 2006 the Company entered a commitment to renounce $10.6 million of exploration expenses to investors by December 2007. Under current accounting standards, when expenditures are renounced to shareholders the estimated tax effect of the amounts renounced to shareholders is charged to share capital with a corresponding increase in future income tax liabilities. The Company renounced these costs in February 2007 therefore the estimated tax effect of $3.2 million was reported in the Company's consolidated financial statements for the three months ended March 31, 2007. As at March 31, 2007 approximately $8.0 million of the $10.6 total commitment had been spent and the $2.6 million remaining must be spent by December 31, 2007.

12. Supplementary Information for Statement of Cash Flows

Changes in non-cash working capital	***Three Months Ended March 31***	
	2007	***2006***
Accounts receivable	**1,733**	2,105
Accounts payable and accrued liabilities	**(2,215)**	1,649
Change in non-cash working capital relating to:	**(482)**	3,754
Operating activities	**(1,105)**	793
Investing activities	**623**	2,961

13. Financial Instruments

Fair Value of Financial Instruments
The Company's exposure under its financial instruments is limited to financial assets and liabilities, all of which are included in these financial statements. The carrying value and fair value of the Company's financial assets and liabilities as at March 31, 2007, are as follows:

Classification	***Carrying Value***	***Fair Value***
Held-for-trading	-	-
Loans and receivables (accounts receivable)	6,862	6,862
Held-to-maturity	-	-
Available-for-sale (natural gas derivative contracts)	235	235
Other liabilities (accounts payable and credit facilities)	(41,439)	(41,439)
Total	(34,342)	(34,342)

Credit Risk
A substantial portion of the Company's accounts receivable are with customers in the energy industry and are subject to normal industry credit risk. The Company generally grants unsecured credit but routinely assesses the financial strength of its customers.

Foreign Currency Exchange Risk
The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

Interest Rate Risk
The Company is exposed to interest rate cash flow risk to the extent that bank debt is at a floating rate of interest.

Commodity Price Contracts
The Company has a risk management program for the objective of maintaining financial flexibility and a strong balance sheet to ensure adequate funds are available for planned capital activities and other commitments. To manage its exposure to fluctuations in natural gas prices the Company may enter into commodity pricing contracts and currently has several derivative contracts with third parties outstanding.

All contracts were designated as cash flow hedges at inception and are evaluated under the same criteria each reporting period. The fair value of the contracts are recognized on the balance sheet with changes in fair value recorded in other comprehensive income. As at March 31, 2007 the fair value of the Company's hedges was $0.2 million. A corresponding amount, net of tax of $75,000 was recorded in other comprehensive income. Realized gains or losses are recorded in petroleum and natural gas revenue in the period in which they occur. For the three months ended March 31, 2007, the realized gain from the Company's hedging contracts was $69,000. A summary of these contracts is as follows:

Contract Type	*Volume (GJ/d)*	*Pricing Point*	*Price ($/GJ)*	*Term*
Fixed price	7,000	AECO	7.59	Mar-Jun 07
Collar	3,000	AECO	7.00 floor / 8.75 ceiling	Jul-Oct 07
Collar	4,000	AECO	7.00 floor / 9.00 ceiling	Jul-Oct 07

14. Commitments

The Company is committed to future minimum payments for natural gas transportation contracts and office space. Payments required under these commitments for each of the next five years are as follows:

	Year 1	*Year 2*	*Year 3*	*Year 4*	*Year 5*
Office space (operating leases)	323	280	-	-	-
Transportation	1,547	1,276	758	273	85
Total commitments	1,870	1,556	758	273	85

Corporate Information

Board of Directors

Brian K. Lemke
Chairman
Cordero Energy Inc.
Calgary, Alberta

Donald P. Driscoll(1)(3)
Corporate Director
Kelowna, British Columbia

David V. Elgie
President and Chief Executive Officer
Cordero Energy Inc.
Calgary, Alberta

S. Barry Jackson (2)(3)
Corporate Director
Calgary, Alberta

Douglas G. Manner (1)(2)
President and Chief Executive Officer
Westside Energy Corporation
Dallas, Texas

Robert R. Rooney (2)(3)
Corporate Director
Calgary, Alberta

Jeffrey T. Smith(1)(2)
Corporate Director
Calgary, Alberta

Philip C. Swift(1)(3)
Co-Chairman
ARC Financial Corporation
Calgary, Alberta

Members of the following Committees:
(1) Audit and Finance
(2) Technical
(3) Human Resources and Governance

Officers

David V. Elgie
President and Chief Executive Officer

Richard Gleasure
Vice President, Engineering and
Chief Operating Officer

C. Dean Setoguchi
Vice President and Chief Financial Officer

Tom Zavesiczky
Vice President, Exploration

Neil Wilson
Vice President, Engineering

Head Office

2400 Bow Valley Square 3
255 - 5th Avenue SW
Calgary, Alberta T2P 3G6
Tel: (403) 265-7006
Fax: (403) 265-7050
Email: info@corderoenergy.com
Website: www.corderoenergy.com

Legal Counsel

Parlee McLaws LLP
Calgary, AB

Banker

Canadian Imperial Bank of Commerce

Auditors

Deloitte & Touche LLP
Calgary, Alberta

Independent Reservoir Consultants

Sproule Associates Ltd.
Calgary, Alberta

Transfer Agent

Valiant Trust Company
Calgary, Alberta

Stock Exchange Listing

Toronto Stock Exchange
Trading symbol: COR

FILE NO: 82-39483

Consolidated Balance Sheets

(Unaudited)

Cordero Energy Inc.

($000s)	*March 31, 2007*	*December 31, 2006*
Assets		
Current		
Accounts receivable	**6,862**	8,594
Petroleum and natural gas interests (note 4)	**152,812**	142,343
Future income tax asset (note 11)	**2,649**	7,075
Other assets (note 13)	**235**	-
	162,558	158,012
Liabilities		
Current		
Accounts payable and accrued liabilities	**13,571**	15,787
Current portion of obligations under capital leases (note 6)	**453**	456
	14,024	16,243
Credit facility (note 5)	**27,868**	20,868
Obligations under capital leases (note 6)	**3,056**	3,167
Asset retirement obligations (note 7)	**5,247**	4,902
Shareholders' equity		
Share capital (notes 8 and 9)	**98,171**	101,195
Contributed surplus (note 8)	**2,802**	2,436
Retained earnings	**11,230**	9,201
Accumulated other comprehensive income (notes 3 and 13)	**160**	-
	112,363	112,832
	162,558	158,012

See accompanying notes.

Consolidated Statements of Operations
(Unaudited)

($000s, except per share amounts)	Three Months Ended March 31 2007	2006
Revenue		
Gross oil and natural gas revenue	**14,166**	11,874
Royalties	**(1,927)**	(2,274)
	12,239	9,600
Expenses		
Operating	**1,293**	1,000
Transportation	**436**	312
General and administrative	**590**	689
Net interest (notes 5 and 6)	**381**	68
Depletion, depreciation and amortization (note 4)	**5,831**	3,963
Accretion (note 7)	**91**	68
Stock-based compensation (note 9)	**399**	360
	9,021	6,460
Earnings before income taxes	**3,218**	3,140
Income taxes (note 11)		
Current income taxes	**-**	33
Future income taxes	**1,189**	1,183
	1,189	1,216
Net earnings	**2,029**	1,924
Other comprehensive income, net of tax	**160**	-
Comprehensive income	**2,189**	1,924
Net earnings per share (note 10)		
Basic	**0.06**	0.06
Diluted	**0.06**	0.06

Consolidated Statements of Retained Earnings and Accumulated other Comprehensive Income
(Unaudited)

($000s)	Three Months Ended March 31 2007	2006
Retained earnings, beginning of period	**9,201**	4,526
Earnings for the period	**2,029**	1,924
Retained earnings, end of period	**11,230**	6,450

($000s)	Three Months Ended March 31 2007	2006
Accumulated other comprehensive income, beginning of period	**-**	-
Other comprehensive income, net of tax (cash flow hedges)	**160**	-
Accumulated other comprehensive income, end of period	**160**	-

See accompanying notes.

Consolidated Statements of Cash Flows
(Unaudited)

($000s)	Three Months Ended March 31 2007	2006
Cash flows from the following:		
Operating activities		
Net earnings	**2,029**	1,924
Items not affecting cash		
Depletion, depreciation and amortization	**5,831**	3,963
Accretion	**91**	68
Future income taxes	**1,189**	1,183
Stock-based compensation	**399**	360
Asset retirement obligation expenditures (note 7)	**(69)**	(31)
Changes in non-cash working capital (note 12)	**(1,105)**	793
	8,365	8,260
Financing activities		
Issue of common shares (note 8)	**110**	-
Share issue costs (note 8)	**(5)**	(36)
Increase in bank indebtedness (note 5)	**6,999**	10,559
Payment of capital lease obligations (note 6)	**(115)**	(112)
	6,989	10,411
Investing activities		
Petroleum and natural gas expenditures	**(15,977)**	(32,659)
Changes in non-cash working capital (note 12)	**623**	2,961
	(15,354)	(29,698)
Decrease in cash and cash equivalents	**-**	(11,027)
Cash and cash equivalents, beginning of period	**-**	11,027
Cash and cash equivalents, end of period	**-**	-

See accompanying notes.

CORDERO ENERGY INC.

Notes to Consolidated Financial Statements
(Unaudited)

For the three months ended March 31, 2007 (tabular amounts in thousands of dollars, except share and per share data):

1. Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is an independent exploration and development company pursuing conventional oil and natural gas production and reserves as well as coalbed methane development in western Canada. Cordero is based in Calgary, Alberta and was incorporated under the Business Corporations Act (Alberta) on March 30, 2005. The Company commenced operations on April 30, 2005 when certain oil and gas properties of Resolute Energy Inc. (Resolute) were transferred to Cordero under a plan of arrangement.

2. Significant Accounting Policies and Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Cordero Finance Corporation which has no material assets or operations. All inter-company transactions and accounts have been eliminated. With the exception of changes discussed in note 3, the accounting principles applied to the consolidated interim financial statements are consistent with those described in note 2 to the audited consolidated financial statements for the year ended December 31, 2006. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted, and therefore, these interim financial statements and notes thereto should be read in conjunction with the audited financial statements for the year ended December 31, 2006.

3. Changes in Accounting Policies

Financial Instrument and Hedging Activities

Effective January 1, 2007 the Company adopted the following new Canadian Institute of Chartered Accountants (CICA) sections:

- Section 1530, *Comprehensive Income;*
- Section 3251, *Equity*;
- Section 3855, *Financial Instruments – Recognition and Measurement*; and
- Section 3865, *Hedges.*

These new accounting standards provide requirements for the recognition and measurement of financial instruments and the use of hedge accounting. The standards have been adopted prospectively and a such the comparative interim consolidated financial statements have not been restated. The adoption of these Handbook sections had no impact on opening retained earnings or accumulated other comprehensive income.

Comprehensive Income

Section 1530 establishes standards for reporting and presenting comprehensive income and other comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and other comprehensive income comprises revenues, expenses, gains and losses that, in accordance with generally accepted accounting principles, are recognized in comprehensive income but excluded from net income.

Financial Instruments – Recognition and Measurement

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. All financial instruments must be classified as one of the following five categories: held-for-trading; held-to-maturity instruments; loans and receivables; available-for-sale financial assets; or other financial liabilities. All financial instruments, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities measured at amortized cost, are reported on the balance sheet at fair value. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in earnings.

Derivatives

All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless they qualify for the normal sale and purchase exception. All changes in fair value are included in earnings unless cash flow hedge or net investment accounting is used, in which case changes in fair value are recorded in other comprehensive income, to the extent the hedge is effective, and in earnings, to the extent it is ineffective.

Hedge Accounting

Section 3865 establishes standards for when and how hedge accounting may be applied. Hedge accounting continues to be optional. At inception of the hedge, the Company must formally document the designation of the hedge, the risk management objectives, the hedging relationships between the hedged items and the hedging items and the methods for testing the effectiveness of the hedge. The Company assesses, both at inception of the hedge and on an ongoing basis, whether the derivatives designated as hedges are highly effective in offsetting changes in fair values or cash flows of hedged items.

For cash flow hedges that have been terminated or cease to be effective, prospective gains or losses on the derivative are recognized in earnings. Any gain or loss that has been included in accumulated other comprehensive income at the time the hedge is discontinued continues to be deferred in accumulated other comprehensive income until the original hedged transaction is recognized in earnings. If the likelihood of the original hedged transaction occurring is no longer probable, the entire gain or loss in accumulated other comprehensive income related to this transaction is immediately reclassified to earnings.

Accounting Changes

Effective January 1, 2007 the Company adopted the revised recommendations of CICA section 1506, *Accounting Changes*. Under the revised standards, voluntary changes in accounting polices are permitted only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007.

4. Petroleum and Natural Gas Interests

At March 31, 2007	*Cost*	*Accumulated Depletion and Depreciation*	*Net Book Value*
Petroleum and natural gas interests	176,342	(29,403)	146,939
Assets under capital leases (note 6)	4,149	(436)	3,713
Other assets	2,367	(207)	2,160
	182,858	(30,046)	152,812

At December 31, 2006			
Petroleum and natural gas interests	160,052	(23,770)	136,282
Assets under capital leases (note 6)	4,149	(303)	3,846
Other assets	2,357	(142)	2,215
	166,558	(24,215)	142,343

As at March 31, 2007, unproved properties of $23.0 million and other petroleum and natural gas assets of $1.5 million which consisted of drilling supplies for future exploration and development, were not subject to depletion.

The Company capitalized direct overhead expenses of $0.4 million relating to petroleum and natural gas exploration and development activities for the three months ended March 31, 2007.

5. Credit Facility

In April 2007 the Company's revolving term credit facility was increased from $55.0 million to $70.0 million. It is provided by a Canadian chartered bank, is subject to semi-annual review and is secured by a $100 million first floating charge debenture over all of the Company's assets. The facility revolves and fluctuates at Cordero's option until May 30, 2008. At that date Cordero may request a renewal or the loan will convert to a 366-day term loan.

Borrowings are made by way of prime loans with interest at the bank's prime lending rate, banker's acceptances or LIBOR advances at LIBOR plus a stamping fee of 1.10%. Interest paid on the facility for the three months ended March 31, 2007 was $0.3 million (2006 - $24,000).

6. Obligations Under Capital Leases

Future minimum lease payments under the Company's three capital leases are as follows:

Year	*Amount*
2007	476
2008	604
2009	571
2010	537
2011	504
2012	471
Thereafter	1,154
Total minimum lease payments	4,317
Less amount representing interest at 5.18% to 5.91%	808
Present value of obligations under capital leases	3,509
Due within one year	453
Long-term portion of obligations under capital leases	3,056

Interest expense incurred on the obligations under capital leases was $46,000 for the three months ended March 31, 2007 (2006 - $57,000). Leased assets are depreciated using the unit-of-production method (see note 4).

7. Asset Retirement Obligations

Asset retirement obligations are based on the Company's net ownership in all wells and facilities, management's estimate of costs to abandon and reclaim those wells and facilities and the potential future timing of the costs to be incurred.

Total undiscounted cash flows, escalated at 2.0%, required to settle the Company's asset retirement obligations are estimated to be $11.8 million. Payments to settle these obligations will occur over the operating lives of the underlying assets, estimated to be from 1 to 32 years, with the majority of costs expected to occur between 2014 and 2019. Estimated costs have been discounted at Cordero's credit-adjusted, risk-free interest rates of 7.15% and 7.50%.

	Three Months Ended March 31	
	2007	***2006***
Asset retirement obligations, beginning of period	**4,902**	3,695
Obligations incurred in period	**323**	729
Obligations settled during period	**(69)**	(31)
Accretion	**91**	68
Asset retirement obligations, end of period	**5,247**	4,461

8. Share Capital

(a) Authorized

At March 31, 2007, the Company had authorized an unlimited number of common shares and an unlimited number of preferred shares.

(b) Issued and Outstanding

Common Shares	***Number***	***Consideration***
Balance, December 31, 2006	33,822,913	101,190
Exercise of performance warrants	38,327	110
Transfer from contributed surplus on exercise of performance warrants	-	33
Share issue costs (net of future tax effect)	-	(4)
Future tax effect of flow-through shares renounced (note 11)	-	(3,163)
Balance, March 31, 2007	**33,861,240**	**98,166**

Performance Shares	***Number***	***Consideration***
Balance, March 31, 2007 and December 31, 2006	**483,933**	**5**

(c) Contributed Surplus

	Three Months Ended March 31	
	2007	***2006***
Balance, beginning of period	**2,436**	1,061
Stock-based compensation expense	**399**	360
Transfer to share capital on exercise of performance warrants	**(33)**	-
Balance, end of period	**2,802**	1,421

9. Stock-Based Compensation Plans

(a) *Stock Option Plan*

The following table summarizes information regarding the Company's stock option activity during the three months ended March 31, 2007.

	Number of Options	Weighted Average Exercise Price ($)
Outstanding at beginning of period	1,733,800	5.31
Granted	1,263,500	5.04
Outstanding at end of period	2,997,300	5.20

The following table summarizes information about the Company's stock options outstanding and exercisable at March 31, 2007:

Exercise Price ($)	Options Outstanding	Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)	Options Exercisable	Remaining Contractual Life (Years)	Weighted Average Exercise Price ($)
4.43 - 5.00	955,400	3.15	4.55	471,807	3.17	4.65
5.01 - 6.00	1,456,400	4.77	5.12	90,968	3.48	5.60
6.01 - 7.00	473,000	3.92	6.20	156,005	3.91	6.20
7.01 - 7.40	112,500	4.11	7.40	18,000	4.11	7.40
4.43 - 7.40	2,997,300	4.09	5.20	736,780	3.39	5.16

(b) *Performance Warrants*

Performance Warrants	Number
Balance, beginning of period	1,916,376
Exercised	(38,327)
Balance, end of period	1,878,049

(c) *Stock-Based Compensation*

The fair value of each stock option, performance warrant and performance share granted is estimated on the date of grant using the Black-Scholes option pricing model. Weighted average assumptions and resulting fair value for stock options granted during the three months ended March 31, 2007 and 2006 are as follows:

	Three Months Ended March 31 2007	2006
Risk-free interest rate (%)	**3.92**	3.99
Expected life (years)	**3.3**	3.5
Expected volatility (%)	**40**	40
Dividend yield (%)	**-**	-
Weighted average fair value ($)	**1.651**	1.95

The aggregate fair value of the stock options, performance warrants and performance shares is expensed over the respective vesting periods, with a corresponding increase to contributed surplus.

10. Net Earnings per Share

The following reconciles the number of shares used in the basic and diluted net earnings per share calculations:

Common Shares	*Three Months Ended March 31* 2007	2006
Weighted average basic	**33,830,578**	29,724,789
Dilutive securities		
Stock options	**710,494**	556,752
Performance warrants	**976,395**	1,132,459
Performance shares	**261,728**	794,929
Weighted average diluted	**35,779,195**	32,208,929

11. Income Taxes

The income tax provision reflects an effective tax rate which differs from the expected statutory tax rate. Differences were accounted for as follows:

	Three Months Ended March 31 2007	2006
Earnings before income taxes	**3,218**	3,140
Expected income taxes at the statutory rate	**1,034**	1,119
Increase (decrease) resulting from:		
Stock-based compensation	**128**	128
Non-deductible Crown charges	**-**	211
Resource allowance	**-**	(213)
Federal Large Corporation Tax	**-**	33
Income tax rate reduction	**(8)**	(26)
Non-deductible amounts and other	**35**	(36)
Income tax expense	**1,189**	1,216

The major components of the future income tax asset are as follows:

	As at March 31, 2007	*As at December 31, 2006*
Petroleum and natural gas interests less tax values	**425**	4,825
Asset retirement obligations	**1,530**	1,430
Share issue costs	**738**	791
Other	**(44)**	29
	2,649	7,075

Pursuant to the flow-share issuance completed in November 2006 the Company entered a commitment to renounce $10.6 million of exploration expenses to investors by December 2007. Under current accounting standards, when expenditures are renounced to shareholders the estimated tax effect of the amounts renounced to shareholders is charged to share capital with a corresponding increase in future income tax liabilities. The Company renounced these costs in February 2007 therefore the estimated tax effect of $3.2 million was reported in the Company's consolidated financial statements for the three months ended March 31, 2007. As at March 31, 2007 approximately $8.0 million of the $10.6 total commitment had been spent and the $2.6 million remaining must be spent by December 31, 2007.

12. Supplementary Information for Statement of Cash Flows

Changes in non-cash working capital	*Three Months Ended March 31*	
	2007	*2006*
Accounts receivable	**1,733**	2,105
Accounts payable and accrued liabilities	**(2,215)**	1,649
Change in non-cash working capital relating to:	**(482)**	3,754
Operating activities	**(1,105)**	793
Investing activities	**623**	2,961

13. Financial Instruments

Fair Value of Financial Instruments

The Company's exposure under its financial instruments is limited to financial assets and liabilities, all of which are included in these financial statements. The carrying value and fair value of the Company's financial assets and liabilities as at March 31, 2007, are as follows:

Classification	*Carrying Value*	*Fair Value*
Held-for-trading	-	-
Loans and receivables (accounts receivable)	6,862	6,862
Held-to-maturity	-	-
Available-for-sale (natural gas derivative contracts)	235	235
Other liabilities (accounts payable and credit facilities)	(41,439)	(41,439)
Total	(34,342)	(34,342)

Credit Risk

A substantial portion of the Company's accounts receivable are with customers in the energy industry and are subject to normal industry credit risk. The Company generally grants unsecured credit but routinely assesses the financial strength of its customers.

Foreign Currency Exchange Risk

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

Interest Rate Risk

The Company is exposed to interest rate cash flow risk to the extent that bank debt is at a floating rate of interest.

Commodity Price Contracts

The Company has a risk management program for the objective of maintaining financial flexibility and a strong balance sheet to ensure adequate funds are available for planned capital activities and other commitments. To manage its exposure to fluctuations in natural gas prices the Company may enter into commodity pricing contracts and currently has several derivative contracts with third parties outstanding.

All contracts were designated as cash flow hedges at inception and are evaluated under the same criteria each reporting period. The fair value of the contracts are recognized on the balance sheet with changes in fair value recorded in other comprehensive income. As at March 31, 2007 the fair value of the Company's hedges was $0.2 million. A corresponding amount, net of tax of $75,000 was recorded in other comprehensive income. Realized gains or losses are recorded in petroleum and natural gas revenue in the period in which they occur. For the three months ended March 31, 2007, the realized gain from the Company's hedging contracts was $69,000. A summary of these contracts is as follows:

Contract Type	*Volume (GJ/d)*	*Pricing Point*	*Price ($/GJ)*	*Term*
Fixed price	7,000	AECO	7.59	Mar-Jun 07
Collar	3,000	AECO	7.00 floor / 8.75 ceiling	Jul-Oct 07
Collar	4,000	AECO	7.00 floor / 9.00 ceiling	Jul-Oct 07

14. Commitments

The Company is committed to future minimum payments for natural gas transportation contracts and office space. Payments required under these commitments for each of the next five years are as follows:

	Year 1	*Year 2*	*Year 3*	*Year 4*	*Year 5*
Office space (operating leases)	323	280	-	-	-
Transportation	1,547	1,276	758	273	85
Total commitments	1,870	1,556	758	273	85

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cordero Energy Inc.

May 2, 2007

Description of Business

Cordero Energy Inc. ("Cordero" or "the Company") is a junior oil and gas company pursuing oil and natural gas production and reserve growth through the development of its coalbed methane (CBM) and Belly River lands in central Alberta as well as conventional exploration in Alberta and British Columbia.

Cordero is based in Calgary, Alberta and was incorporated on March 30, 2005 under the Business Corporations Act (Alberta). The Company commenced operations on April 30, 2005 when certain oil and gas properties were transferred to Cordero in exchange for common shares of the Company under a plan of arrangement involving Resolute Energy Inc. (Resolute), Esprit Energy Trust, Esprit Exploration Ltd., Cordero and Cordero Finance Corp. Cordero commenced trading on the Toronto Stock Exchange on May 3, 2005 under the symbol "COR".

Reader Guidance

This Management's Discussion and Analysis (MD&A) of the financial condition and the results of operations should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 together with the related notes. Readers should be aware that historical results are not necessarily indicative of future performance. Additional information relating to the Company can be viewed or downloaded at www.corderoenergy.com or www.sedar.com.

Production information is commonly reported in units of barrel of oil equivalent (boe) which may be misleading, particularly if used in isolation. For purposes of computing such units, barrel of oil equivalent amounts have been calculated using an energy equivalence conversion rate of six thousand cubic feet of natural gas to one barrel of oil (6:1). The conversion ratio of 6:1 is based on an energy equivalency conversion method, which is primarily applicable at the burner tip. It does not represent equivalent wellhead value for the individual products.

The financial information presented has been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The reporting and measurement currency is the Canadian dollar.

Forward-Looking Statements

The information herein contains forward-looking statements and assumptions, such as those relating to guidance, results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil and gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted. Cordero is exposed to numerous operational, technical, financial and regulatory risks and uncertainties, many of which are beyond its control and may significantly affect anticipated future results.

Operations may be unsuccessful or delayed as a result of competition for services, supplies and equipment, mechanical and technical difficulties, ability to attract and retain employees on a cost-effective basis, commodity and marketing risk and seasonality. The Company is subject to significant drilling risks and uncertainties including the ability to find oil and natural gas reserves on an economic basis and the potential for technical problems that could lead to well blowouts and environmental damage. The Company is also exposed to risks relating to the inability to obtain timely regulatory approvals, surface access, access to third party gathering and processing facilities, transportation and other third party related operational risks. Furthermore, there are numerous uncertainties in estimating the Company's reserve base due to the complexities in estimating future production, costs and timing of expenses and future capital. Financial risks Cordero is exposed to include, but are not limited to, access to debt or equity markets and fluctuations in commodity prices, interest rates and the Canadian/US dollar exchange rate. The Company is subject to regulatory legislation, the compliance with which may require significant expenditures and non-compliance with which may result in fines, penalties or production restrictions. For additional information on risk factors, refer to Cordero's 2006 Renewal Annual Information Form at www.sedar.com or www.corderoenergy.com.

The forward-looking statements contained herein are as of May 2, 2007 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Except as required by applicable securities laws, Cordero disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

Cordero management uses and reports certain non-GAAP measures in the evaluation of operating and financial performance.

Funds flow from operations (funds flow), which represents earnings before depletion, depreciation, accretion, stock-based compensation and future income taxes is used by the Company to evaluate operating performance, leverage and liquidity. The following table reconciles funds flow from operations to cash flow from operating activities which is the most directly comparable measure calculated in accordance with GAAP:

	Three Months Ended March 31	
($000s)	***2007***	***2006***
Cash flow from operating activities	**8,365**	8,260
Changes in non-cash working capital	**1,105**	(793)
Asset retirement obligation expenditures	**69**	31
Funds flow from operations	**9,539**	7,498

Operating netback is calculated as average unit sales price less royalties, transportation costs and operating expenses. Corporate netback further deducts administrative and interest expense and current income tax. These measures represent the cash margin for every barrel of oil equivalent sold and are a common benchmark used in the oil and gas industry. There is no GAAP measure that is reasonably comparable to netbacks. See "Operating Netbacks by Product" for calculations of operating netbacks for each commodity.

Net debt and working capital, which is current assets less debt, capital lease obligations and current liabilities, is used to assess efficiency and financial strength. There is no GAAP measure that is reasonably comparable to net debt and working capital.

The above measures do not have standardized meanings prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other issuers.

2007 Guidance

	Revised February, 2007		*Initial November, 2006*	
	Low	***High***	***Low***	***High***
Average production (boe/d)	3,800	4,200	4,200	4,600
Royalties (% of revenue)	17.5	19.5	17.5	19.5
Transportation ($/boe)	1.10	1.30	1.10	1.30
Operating ($/boe)	3.80	4.20	3.80	4.20
General and administrative ($/boe)	1.90	2.20	1.90	2.20
Capital expenditures ($ million)	50.0	55.0	50.0	55.0

Average production guidance for 2007 remains unchanged at 3,800 – 4,200 boe/d. Cordero expects to be within its guidance for all cost parameters. Capital expenditures for the year are expected to be at the high end of the range due to the recent $9.1 million property acquisition at Buffalo Lake in April. The Company will evaluate whether to expand its capital budget later in the year.

Selected Quarterly Information

	2007	2006				2005		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2[(1)]
Production								
Natural gas (MMcf/d)	**20.1**	18.2	18.7	17.5	16.8	12.1	8.5	6.6
Oil and natural gas liquids (bbls/d)	**120**	119	145	161	130	21	1	1
Barrels of oil equivalent (boe/d)	**3,467**	3,150	3,261	3,072	2,923	2,039	1,421	1,103
Financial ($000s except as indicated)								
Petroleum and natural gas revenue	**14,166**	11,693	10,811	10,521	11,874	12,637	6,919	2,875
Revenue net of royalties	**12,239**	9,999	9,117	9,150	9,600	10,029	5,710	2,359
Funds flow from operations	**9,539**	7,776	6,967	7,178	7,498	8,175	4,268	1,440
Per share basic ($)	**0.28**	0.23	0.21	0.24	0.25	0.29	0.16	0.06
Per share diluted ($)	**0.27**	0.22	0.20	0.22	0.23	0.27	0.15	0.06
Net earnings	**2,029**	1,884	762	105	1,924	3,453	1,057	16
Per share basic ($)	**0.06**	0.06	0.02	-	0.06	0.12	0.04	-
Per share diluted ($)	**0.06**	0.05	0.02	-	0.06	0.11	0.04	-
Total assets	**162,558**	158,012	135,797	128,962	120,045	104,923	67,316	65,656
Net capital expenditures	**15,977**	24,323	14,348	14,207	32,659	24,788	11,610	5,219
Net debt and working capital (deficiency)	**(38,086)**	(31,684)	(25,074)	(17,536)	(29,296)	(4,068)	(121)	7,176
Shares outstanding (000s)	**33,861**	33,823	32,623	32,623	29,725	29,725	27,125	27,125
Per unit information								
Natural gas ($/Mcf)	**7.46**	6.58	5.68	5.92	7.37	11.22	8.82	7.12
Oil and natural gas liquids ($/bbl)	**63.04**	62.76	77.33	75.99	65.30	70.12	51.13	41.40
Oil equivalent ($/boe)	**45.40**	40.34	36.03	37.63	45.14	67.38	52.93	42.73
Operating expenses ($/boe)	**4.14**	3.78	3.36	3.27	3.80	5.27	5.80	6.53
Operating netback ($/boe)	**33.68**	29.58	25.94	28.31	31.51	46.82	36.57	27.40
Net wells drilled								
Natural gas	**9.0**	9.0	12.8	8.5	21.2	36.6	-	7.4
Oil	**-**	-	-	-	2.0	1.0	-	-
Dry	**3.0**	1.0	1.0	-	3.0	1.0	-	-
Total	**12.0**	10.0	13.8	8.5	26.2	38.6	-	7.4
Net success rate (%)	**75**	90	93	100	89	97	-	100

(1) Represents the 62-day period from commencement of operations April 30, 2005 to June 30, 2005.

See accompanying notes.

Quarterly Summary

Q2 2005[1] – Cordero commenced operations on April 30, 2005. At inception, production from the Company's coalbed methane and Belly River property in the Malmo area of central Alberta was 683 boe/d. Net earnings were negatively affected by high stock-based compensation expense and the resultant future income tax rate of 90%. Cordero was initially capitalized with a private placement of 1.9 million common shares for proceeds of $5.5 million and subsequent proceeds of $5.3 million from the exercise of 1.9 million warrants granted to former Resolute shareholders. Three million common shares were issued for proceeds of $14.0 million.

Q3 2005 – The improved financial results over the previous period reflected several factors including average production of 1,421 boe/d, slightly better commodity prices and lower per unit cash costs. In relation to the conventional exploration program, land and seismic expenditures were incurred in northwest Alberta and northeast British Columbia. The Company entered into a sale-leaseback transaction with a third party for the construction, sale and use of compression equipment resulting in a total obligation of $1.9 million at the end of the period. The Company expanded its $12.0 million credit facility to $25.0 million.

Q4 2005 – Funds flow from operations and net earnings were positively impacted by increased production volumes and higher commodity prices over the prior quarter. This quarter was the most capital-intensive of 2005 with 38.6 net wells drilled, completion work on 44 wells, compression installation for total net expenditures of $24.8 million and two additional sale lease-back transactions for compression equipment. The Company completed a share issuance for 2.6 million common shares for gross proceeds of $15.1 million.

Q1 2006 – Average daily production was increased 43% over the previous quarter. Funds flow from operations was 9% lower than the fourth quarter of 2005 due to declining natural gas prices. Partially offsetting the lower revenues were lower unit operating costs which improved 28% from the previous quarter. The Company drilled 17.5 net development wells and 8.7 net exploration wells at an 89% success rate. Tie-in and facilities work resulted in the addition of 24.1 net wells to the production profile, and over 18,000 net acres of land was purchased.

Q2 2006 – Declining natural gas prices exerted downward pressure on funds flow from operations again this quarter. Positively impacting earnings were low operating costs and a royalty rate of 13% resulting from a gas cost allowance adjustment. Negatively impacting earnings were DD&A expense of $17.62/boe, reflecting the industry-wide increase in the cost of materials and services, and high future income tax expense as a result of the federal tax rate reductions for 2008 through 2010. The Company drilled 8.5 net wells, all successful, and acquired an interest in over 17,000 net acres of land for exploration prospects. In April, the credit facility was expanded to $46 million and in June, an equity issue was completed for 2.8 million common shares and total gross proceeds of $19.9 million.

Q3 2006 – Funds flow was down 3% from the previous quarter as a result of declining natural gas prices. Net capital expenditures included 1.0 net exploration well, 12.8 net development wells and over 13,000 net undeveloped acres added to the Company's land inventory.

Q4 2006 – Natural gas prices improved slightly during the fourth quarter resulting in a 12% increase in funds flow compared to the third quarter. In November the Company completed a flow-through common share issuance for 1.2 million shares and total gross proceeds of $10.6 million. In conjunction with the financing, Cordero increased its 2006 capital program from $65-68 million to $77-85 million, spending $85.5 million. Also during the quarter, the credit facility was expanded from $46.0 million to $55.0 million. Net capital expenditures included costs for pipelining underneath Buffalo Lake and the addition of over 15,000 net acres of exploratory lands and almost 9,000 net acres in the Malmo area.

Q1 2007 – This quarter's results were favorably impacted by a production increase of 317 boe/d and an improvement of $0.88/Mcf in the Company's realized natural gas price compared to the previous quarter. Drilling and completion activity for the three month period included 9.0 net Buffalo Lake wells and 3.0 net exploration wells with an overall success rate of 75%. In April the credit facility was expanded by $15.0 million to $70.0 million.

(1) Represents the 62-day period from commencement of operations April 30, 2005 to June 30, 2005.

Production

	Three Months Ended March 31	
	2007	**2006**
Natural gas (Mcf/d)	**20,078**	16,757
Oil and NGLs (bbls/d)	**120**	130
Total (boe/d)	**3,467**	2,923

Production volumes of 3,467 boe/d reported for the first quarter of 2007 represent an increase of 19% over the three months ended March 31, 2006 and an increase of 10% over the fourth quarter of 2006. All production additions in the first quarter were achieved through the Company's on-going drilling program and facilities expansion in the Malmo and Buffalo Lake areas.

Production in the subsequent reporting period will be impacted by the anticipated tie-in of the majority of 2006 Buffalo Lake wells, an estimated 200 boe/d of incremental production volumes associated with the acquisition that closed in April, and the rate of production declines on new and existing wells. The Company is forecasting average production of 3,800 to 4,200 boe/d for 2007 however actual production will ultimately be determined by overall drilling success, the time required to place new wells on production, individual well performance, transportation curtailments, access to gathering and processing facilities and ultimate recoveries on existing wells.

Petroleum & Natural Gas Revenue

	Three Months Ended March 31	
($000s)	**2007**	**2006**
Natural gas	**13,414**	11,112
Oil and NGLs	**683**	762
Gain (loss) on natural gas hedging contracts	**69**	-
Total	**14,166**	11,874

Prices and Marketing

	Three Months Ended March 31	
Benchmark Prices	**2007**	**2006**
AECO natural gas ($/MMbtu)	**7.41**	7.50
WTI oil (USD$/bbl)	**58.16**	63.45
CDN/USD foreign exchange rate	**0.853**	0.866
WTI oil (CDN equivalent $/bbl)	**68.16**	73.27
Edmonton Light ($/bbl)	**67.09**	68.96

Realized Sales Prices	Three Months Ended March 31 2007	2006
Natural gas ($/Mcf)	**7.42**	7.37
Gain on hedging contracts ($/Mcf)	**0.04**	-
Realized natural gas price	**7.46**	7.37
Oil and NGLs ($/bbl)	**63.04**	65.30
Total ($/boe)	**45.40**	45.14

The Company's revenues are largely determined by the AECO Hub in Alberta as approximately 97% of Cordero's production is natural gas. This price index is influenced by several factors including North American supply and demand, weather conditions, storage levels, and transportation, gathering and processing capacity constraints. Periodic imbalances between supply and demand for natural gas are common and can result in volatile pricing.

Revenue for the quarter ended March 31, 2007 was 19% higher than the comparable quarter in 2006 and 21% higher than the fourth quarter of 2006. The Company's total realized natural gas price of $7.46/Mcf was $0.09/Mcf (1%) higher than the three months ended March 31, 2006 and $0.88/Mcf (13%) higher than the immediately preceding quarter.

The Company participates in risk management activities in order to manage its exposure to fluctuations in oil and natural gas prices, with the objective of maintaining financial flexibility and a strong balance sheet. Cordero currently has several contracts outstanding, which commenced on March 1, 2007. The total gain on these contracts was $69,000 or $0.04/Mcf for the three months ended March 31, 2007. A summary of the contracts is contained in note 13 of the "Notes to Consolidated Financial Statements".

Currently, approximately 10% of production is dedicated to an aggregator contract, less than 5% is committed to forward contracts and the remainder is sold at daily AECO. Prices received for future production will be determined by the Company's marketing arrangements and overall commodity market conditions.

Royalties

Total Royalties

($000s)	Three Months Ended March 31 2007	2006
Crown	**881**	1,862
Freehold and Gross Overriding Royalties (GORR)	**1,046**	595
Alberta Royalty Tax Credit (ARTC)	**-**	(183)
Total royalties	**1,927**	2,274

Royalty Rates

Percentage of Total Revenue		
Crown	**6.2**	15.7
Freehold and GORR	**7.4**	5.0
ARTC	**-**	(1.5)
Total royalties	**13.6**	19.2

Despite the increase in production volumes, compared to the first quarter of 2006, total royalties were 15% less and royalties as a percentage of revenue were 29% lower.

Approximately 40% of the Company's total royalties for the three months ended March 31, 2007 were attributable to production from freehold lands. Freehold royalties reported include both the royalties paid to landowners as well as the freehold mineral tax paid to the Alberta Crown and have increased relative to the number of producing wells on freehold lands.

Crown royalties, both the total and as a percentage of revenue have declined, from 16% for the three months ended March 31, 2006, to 6% for the three months ended March 31, 2007. Crown royalty payments are based on the Alberta Reference Price, which is determined by commodity prices. The Alberta Reference Price was significantly higher in the first part of 2006 due to record-high gas prices in 2005. The Company's Crown royalties for the three months ended March 31, 2007 also reflect a higher than anticipated credit for gas cost allowance.

In 2006 the Alberta Government announced the elimination of ARTC, effective January 1, 2007. The Company claimed the maximum ARTC of $0.5 million in 2006 but will not be entitled to this credit in 2007 and beyond.

Factors which may determine royalty rates in subsequent periods include future reference prices relative to average wellhead prices, type of royalties (Crown vs. Freehold) and the proportion of production additions qualifying for royalty holidays.

Operating Expenses

	Three Months Ended March 31	
($000s, except per boe)	***2007***	***2006***
Operating expenses (gross)	**1,449**	1,118
Processing income	**(156)**	(118)
Operating expenses (net, as reported)	**1,293**	1,000
Operating expenses per boe (net)	**4.14**	3.80

Due to the growth in production volumes, total operating expenses for the first quarter of 2007 were $0.3 million higher than the comparable period in the previous year. On a boe basis, operating expenses were $4.14/boe in the current period compared to $3.80/boe in the previous year's first quarter. This increase is attributable to higher conventional production volumes and significant maintenance work performed in the period.

Processing income represents the recovery of processing costs incurred by third parties at Cordero's facilities. The amount of processing income is determined by the number of Cordero-owned facilities as well as an increase in applicable production going through these facilities.

In the future, anticipated conventional production additions and higher maintenance costs for aging equipment will likely increase per unit costs, the magnitude of which is unknown at this time. The cost of field supplies and services and the Company's future operatorship over gathering and processing facilities will also determine future operating expenses.

Transportation Expenses

	Three Months Ended March 31	
	2007	**2006**
Transportation expenses - $000s	**436**	312
Transportation expenses - $/boe	**1.40**	1.19

The ability to bring behind-pipe volumes on production in a timely manner is crucial to the Company's growth therefore a significant emphasis is placed on obtaining transportation contracts consistent with future production plans. At times this can result in unutilized or under-utilized transportation contracts, which attributed to transportation costs of $1.40/boe for the three months ended March 31, 2007. The demand for transportation in the Company's operational areas is highly competitive therefore the benefits of bringing production on as planned outweigh the incremental transportation costs. The Company is actively managing its natural gas transportation requirements and expects to mitigate any future unutilized transportation with short term assignments to third parties.

The issues discussed above, as well as expected increases in production over the remainder of the year, were taken into consideration to estimate the Company's 2007 guidance of $1.10/boe to $1.30/boe. Actual future transportation expenses on a boe basis will depend on the type of production additions (oil versus natural gas), distance from wellhead to sales point, ownership of gathering and pipeline facilities, the amount of unutilized firm service contracted by the Company and the method of transporting oil (pipeline versus trucking).

General and Administrative Expenses (G&A)

	Three Months Ended March 31	
($000s, except per boe)	***2007***	***2006***
G&A expenses (gross)	**1,289**	1,490
Overhead recoveries	**(264)**	(309)
	1,025	1,181
Allocated to capital projects	**(435)**	(492)
G&A expenses	**590**	689
G&A expenses per boe	**1.89**	2.62

G&A expenses per boe declined by 28% from $2.62 for the first quarter of 2006, to $1.89 for the first quarter of 2007 as a result of lower expenses and increased production volumes. Gross G&A expenses for the first quarter of 2006 and 2007 were affected by annual corporate bonuses, which were significantly higher in 2006 than in the current year.

G&A expenses are reported net of overhead recoveries and amounts allocated to capital. Overhead recoveries are the allocation and recovery from partners of G&A expenses on Cordero-operated properties and are correlated with actual capital expenditures in the reporting period. G&A expenses allocated to capital projects represent salaries and other costs directly associated with property acquisition, exploration and development activities. This proportion capitalized is regularly reviewed by management and, in future periods, will depend on the type of actual capital activities carried out.

Future G&A expenses per boe are expected to benefit from expected incremental production volumes but will also be impacted by actual capital expenditures.

Stock-Based Compensation

	Three Months Ended March 31	
	2007	**2006**
Stock-based compensation expense - $000s	**399**	360
Stock-based compensation expenses - $/boe	**1.28**	1.37

Stock-based compensation expense represents the portion of the aggregate fair value of options, performance warrants and performance shares applicable to the period. The amount expensed is primarily determined by the number of stock-based securities granted as well as the vesting period and estimated fair value of those instruments. In March of the current year 1.3 million stock options were granted to directors, officers and employees. Due to the timing of the grant, there was a slight impact on the expense for the current quarter; the effect on the second quarter of 2007 will be more significant as the options will be outstanding for the entire period.

Depletion, Depreciation and Amortization (DD&A)

	Three Months Ended March 31	
	2007	**2006**
Depletion, depreciation and amortization – $000s	**5,831**	3,963
Depletion, depreciation and amortization – $/boe	**18.69**	15.07

For the three months ended March 31, 2007 DD&A expense was $1.9 million and $3.62/boe higher than the three months ended March 31, 2006. The increase reflects the high cost of services and supplies required to explore for and develop reserves in Western Canada as well as the growing capital base and the increase in production. Excluded from the depletable base was $23.0 million related to unproved properties and $1.5 million of drilling supplies for future exploration and development. Costs subject to depletion included $47.0 million of estimated future development costs for proved reserves.

Cordero's DD&A expense in future periods will reflect finding, development and acquisition costs for proved reserves.

Accretion

	Three Months Ended March 31	
	2007	**2006**
Accretion – $000s	**91**	68
Accretion – $/boe	**0.29**	0.26

Accretion of Cordero's asset retirement obligations is calculated at the Company's credit-adjusted, risk-free rates of 7.15% and 7.50%. Accretion expense reported will continue to increase each period as the obligation increases relative to additional wells that are drilled and facilities that are added.

Net Interest

	Three Months Ended March 31	
	2007	**2006**
Interest expense, net – $000s	**381**	68
Interest expense, net – $/boe	**1.22**	0.26

Net interest expense represents interest on the Company's credit facility and interest recorded for the three capital leases, less interest revenue earned. The amount of the expense is directly influenced to the Company's outstanding balance on its credit facility which was $27.9 million at March 31, 2007 and $10.6 million at March 31, 2006.

Income Taxes

Presently the Company does not expect to pay current income tax in 2007 or 2008. This estimate is based on existing tax pools, planned capital activities and current forecasts of taxable income however, several factors can affect this prediction including commodity prices, future production, corporate expenses and both the type and amount of capital expenditures incurred in future reporting periods. Future tax expense for both the current quarter and the comparable period in 2006 was $1.2 million.

Pursuant to the flow-share issuance completed in November 2006 the Company entered a commitment to renounce $10.6 million of exploration expenses to investors by December 2007. When expenditures are renounced to shareholders the estimated tax effect of the amount renounced is charged to share capital with a corresponding increase in future income tax liabilities. The Company renounced these costs in February 2007 therefore the estimated tax effect of $3.2 million was reported in the Company's consolidated financial statements for the three months ended March 31, 2007. As at March 31, 2007 approximately $8.0 million of the total commitment had been spent. Estimated income tax pools available at April 1, 2007, less the $10.6 million of renounced tax pools, are as follows:

	Annual Deduction Available (%)	*($000s)*
Canadian oil and gas property expenses	10	57,987
Canadian development expenses	30	32,030
Canadian exploration expenses	100	16,729
Undepreciated capital costs	25	44,026
Financing costs	20	2,417
Other	7	105
		153,294

Net Earnings

For the three months ended March 31, 2007 and 2006, net earnings were $2.0 million. Compared to the previous year, the current quarter was positively impacted by higher revenue and lower royalty expenses. DD&A expense, which was $1.9 million higher in the current year contributed to a significant offsetting decrease.

Operating Netbacks by Product

The following tables summarize the Company's operating netbacks for natural gas, crude oil and NGLs.

Natural gas ($/Mcf)	*Three Months Ended March 31* 2007	2006
Sales price	**7.46**	7.37
Royalties	**(1.01)**	(1.37)
Transportation costs	**(0.24)**	(0.21)
Operating expenses	**(0.68)**	(0.65)
Operating netback – natural gas	**5.53**	5.14

Crude oil ($/bbl)	*Three Months Ended March 31* 2007	2006
Sales price	**67.23**	66.01
Royalties	**(8.60)**	(17.74)
Transportation costs	**(1.05)**	(1.14)
Operating expenses	**(9.12)**	(1.65)
Operating netback – crude oil	**48.46**	45.48

NGLs ($/bbl)	*Three Months Ended March 31* 2007	2006
Sales price	**54.98**	53.80
Royalties	**(9.65)**	(11.47)
Transportation costs	**(1.35)**	(1.47)
Operating expenses	**(5.40)**	(7.33)
Operating netback – NGLs	**38.58**	33.53

For wells that produce more than one commodity, revenues and costs are allocated based on the relative production volumes.

Cash Netbacks

The Company's overall operating and corporate netbacks are as follows:

Total Netback ($/boe)	*Three Months Ended March 31* 2007	2006
Sales price	**45.40**	45.14
Royalties	**(6.18)**	(8.64)
Transportation costs	**(1.40)**	(1.19)
Operating expenses	**(4.14)**	(3.80)
Operating netback	**33.68**	31.51
G&A	**(1.89)**	(2.62)
Interest (net)	**(1.22)**	(0.26)
Current income taxes	**-**	(0.13)
Corporate netback	**30.57**	28.50

Capital Expenditures

($000s)	Three Months Ended March 31 2007	2006
Land and lease retention	**731**	3,325
Geological and geophysical	**36**	2,341
Drilling and completions	**11,022**	16,513
Facilities and equipment	**3,609**	9,530
Property acquisitions	**-**	533
Other	**579**	715
Total capital expenditures	**15,977**	32,957
Dispositions	**-**	(298)
Net capital expenditures	**15,977**	32,659

Total net capital expenditures for the first quarter of 2007 were $16.0 million, with $11.0 million of it spent on drilling and completion activity. The Company drilled 8.0 net wells in the Buffalo Lake area with a 100% success rate. Cordero also drilled 4.0 net exploration wells in northwest Alberta. One well was completed and tested gas from two intervals and the remaining three were deemed non-commercial and subsequently abandoned. Facilities and equipping expenses for the quarter were related to production volumes brought on-stream during the period as well as the on-going expansion of the Buffalo Lake area.

In April the Company closed a $9.1 million asset acquisition in the Buffalo Lake area and in a separate transaction, disposed of 1.3 sections of exploratory lands in northeast B.C. There were no reserves or production associated with the disposition and the Company had no definitive plans for the lands.

Cordero is currently forecasting its capital expenditures to be at the high end of its $50-55 million guidance for the year including the recently announced acquisition. The Company will evaluate whether to expand its capital budget later in the year.

Liquidity and Capital Resources

In April 2007 Cordero's credit facility was increased from $55.0 million to $70.0 million. The facility revolves at Cordero's option until May 30, 2008 and at this time Cordero may request a renewal or the loan will convert to a 366-day term loan.

Pursuant to the flow-share issuance completed in November 2006 the Company entered a commitment to renounce $10.6 million of exploration expenses to investors by December 2007. As at March 31, 2007 approximately $8.0 million of the $10.6 million commitment had been spent.

The nature of the oil and gas industry requires significant cash outlays to fund capital programs necessary to maintain and increase production and proved developed reserves and to acquire strategic oil and gas assets. Cordero expects to finance the remainder of its 2007 capital program and all other commitments through a combination of internally generated cash flow and debt. Funding alternatives ultimately chosen by the Company will be influenced by the capital market environment for equity, the cost of debt and the nature and amount of actual expenditures being incurred.

Cordero's net debt and working capital deficiency has increased from $31.7 million at December 31, 2006 to $38.1 million at March 31, 2007. The working capital deficiency is a result of normal operating conditions in periods when the Company incurs significant capital expenditures relative to revenue.

In the normal course of operations the Company has entered into contracts and incurred obligations that will impact future liquidity. Based on current cash flow forecasts Cordero expects to fulfil its principal contractual obligations at March 31, 2007 as summarized below:

($000s)	Total	<1 Year	1-3 Years	4-5 Years	After 5 Years
Operating lease obligations (office space)	603	323	280	-	-
Transportation obligations	4,603	1,547	2,033	358	665
Capital lease obligations	4,318	629	1,158	1,025	1,506
Total contractual obligations	9,524	2,499	3,471	1,383	2,171

Outstanding Shares, Options and Warrants

Outstanding at period-end (000s)	May 2, 2007	March 31, 2007
Common shares	33,987	33,861
Common shares issuable on conversion:		
Stock options	2,946	2,997
Performance warrants	1,878	1,878
Performance shares	242	484
Total	39,053	39,220

Industry Conditions and Risk Factors

The business of exploring for, developing, acquiring, producing and marketing crude oil and natural gas results in the exposure to several risk and uncertainties, several of which are beyond the Company's control.

Operational risks include exploration and development of economic crude oil and natural gas reserves, reservoir performance, safety and environmental concerns, access to cost effective contract services, product marketing and hiring and retaining qualified employees. Management attempts to mitigate the risk through employing experienced, qualified personnel for operational work, and obtaining as much expertise as possible in the areas of operations. High operatorship provides the Company with the ability to perform its operations under its strict safety standards. Cordero maintains an insurance program commensurate with its levels and scope of operations to protect against loss.

Estimates of economically recoverable reserves and the future net cash flow generated from the reserves are based on a number of factors and assumptions, known and unknown risks and uncertainties that contribute to the possibility that estimated reserves may vary materially from actual future production. The Company's reserves as at December 31, 2006 were evaluated by independent reservoir engineers and approved by the Board of Directors.

The Company is exposed to financial risks in the form of fluctuating commodity prices, interest rates and the U.S. dollar exchange rate. The Company actively monitors these risks and may use financial instruments to manage its commodity price exposure.

A comprehensive discussion of risks can be found in the Company's annual information form which is available at www.sedar.com and www.corderoenergy.com.

Accounting Standards Changes

Financial Instruments

The Company adopted the following new Handbook Sections effective January 1, 2007:

1) Section 1530, *Comprehensive Income*;
2) Section 3251, *Equity*;
3) Section 3855, *Financial Instruments – Recognition and Measurement*; and
4) Section 3865, *Hedges*.

These new accounting standards provide requirements for the recognition and measurement of financial instruments and the use of hedge accounting. The standards have been adopted prospectively and the comparative interim consolidated financial statements have not been restated.

Accounting Changes

Effective January 1, 2007 the Company adopted the revised recommendations of CICA Section 1506, *Accounting Changes*. These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007. There was no effect on the current or prior period financial statements as a result of this adoption.

Internal Controls Over Financial Reporting and Disclosure Controls and Procedures

Management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2007, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its filings or other reports filed or submitted under applicable securities laws is:

1) recorded, processed, summarized and reported within the applicable legislated time periods; and

2) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the design of the Company's internal controls over financial reporting. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2007, the Company's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP and includes those policies and procedures that:

1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;

2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the Company's GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the Company; and

3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the annual financial statements or interim financial statements.

Internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, have inherent limitations. Therefore, internal control over financial reporting and disclosure controls and procedures can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements or omissions of information. Due to the small size of the Company, management acknowledges there is lack of segregation of duties within several of the Company's processes. Management has identified the specific functions with the potential to compromise the Company's overall control objectives as outlined above. In response to the identified risks, appropriate compensating controls have been implemented to management's satisfaction.

The Company will evaluate the operating effectiveness of internal controls over financial reporting within the timelines required by relevant securities legislation.

There were no changes in the Company's internal control over financial reporting during the quarter ended March 31, 2007 that have materially affected, or are reasonably likely to affect, the Company's internal control over financial reporting.

FOR FURTHER INFORMATION PLEASE CONTACT:

David V. Elgie
President and Chief Executive Officer

C. Dean Setoguchi
Vice President and Chief Financial Officer

Cordero Energy Inc.
Telephone: 403-265-7006
Toll Free: 1-888-266-6608

Email: info@corderoenergy.com
Website: www.corderoenergy.com

Additional information about Cordero is available on the Canadian Securities Administrators' System for Electronic Distribution and Retrieval (SEDAR) at www.sedar.com.

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